EXHIBIT 99.3

"[*]" designates text that has been omitted pursuant to an application for confidential treatment under Rule 24b-2 under the Securities Exchange Act of 1934, as amended, and pursuant to Subsections 12.2(3) and (5) of Canadian National Instrument 51-102 -- Continuous Disclosure Obligations. The omitted text has been filed with the Securities and Exchange Commission in connection with the application for confidential treatment.

LICENSE AGREEMENT

between

Aeterna Zentaris GmbH

and

Sinopharm A-think Pharmaceuticals Co., Ltd.

Dated as of 1 December 2014

LICENSE AGREEMENT
This License Agreement (this "Agreement") is entered into as of 1 December 2014 (the "Effective Date") by and between Aeterna Zentaris GmbH, a limited liability company organized under the laws of the Federal Republic of Germany, with its principal place of business at Weismüllerstrasse 50, 60314 Frankfurt Germany ("AEZS"), and Sinopharm A-think Pharmaceuticals Co., Ltd., a company organized under the laws of the People's Republic of China with its registered address at No. 1, Yi Xin Road, Shuangyang Economic Development Zone, Changchun, Jilin Province, China ("Sinopharm"). AEZS and Sinopharm are sometimes referred to herein individually as a "Party" and collectively as the "Parties".
RECITALS
WHEREAS, the Tulane Educational Fund ("Tulane"), a Louisiana non-profit corporation is the proprietor of the Licensed Patents (as defined herein) under which AEZS is licensed, with the right to grant sub-licenses;
WHEREAS, AEZS controls certain intellectual property rights with respect to the Licensed Compounds (as defined herein) and Licensed Products (as defined herein) in the Territory (as defined herein);
WHEREAS, AEZS wishes to grant to Sinopharm, and Sinopharm wishes to take, a license under such intellectual property rights to Develop (as defined herein) and Manufacture (as defined herein) the Licensed Compounds and the Licensed Products in the Territory, and to Commercialize (as defined herein) the Licensed Products in the Territory, in each case in accordance with the terms and conditions set forth below; and
NOW, THEREFORE, in consideration of the premises and the mutual promises and conditions hereinafter set forth, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, do hereby agree as follows:
ARTICLE 1
DEFINITIONS
Unless otherwise specifically provided herein, the following terms shall have the following meanings:
1.1    "Adverse Event" and "Adverse Experience" have the meaning set forth in Section 8.1. Such terms are synonyms and are used interchangeably in this Agreement.
1.2    "Adverse Reaction" has the meaning set forth in Section 8.2.
1.3    "Affiliate" means, with respect to a Party, any Person that, directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with such Party. For purposes of this definition, "control" and, with correlative meanings, the terms "controlled by" and "under common control with" means (a) the possession, directly or indirectly, of the power to direct the management or policies of a business entity, whether through the ownership of voting securities, by contract relating to voting rights or corporate governance, or otherwise, or (b) the ownership, directly or indirectly, of more than 50% of the voting securities or other ownership interest of a business entity (or, with respect to a limited partnership or other similar entity, its controlling entity).
1.4    "Agreement" has the meaning set forth in the preamble hereto.
1.5    "Applicable Law" means applicable laws, rules and regulations, including any rules, regulations, guidelines or other requirements of the Regulatory Authorities that may be in effect from time to time.
1.6    "Accountant" has the meaning set forth in Section 6.9.
1.7    "AEZS" has the meaning set forth in the preamble hereto.
1.8    "Alliance Manager" has the meaning set forth in Section 3.1.2.

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1.9    "Approval Milestone" has the meaning set forth in Section 6.1.
1.10    "Business Day" means a day other than a Saturday or Sunday on which banking institutions in Beijing, China, Frankfurt, Germany or New York, USA are not closed.
1.11    "Calendar Quarter" means each successive period of three calendar months commencing on January 1, April 1, July 1 and October 1.
1.12    "Calendar Year" means each successive period of 12 calendar months commencing on January 1 and ending on December 31.
1.13    "CFDA" shall mean the China Food and Drug Administration in the PRC and any successor governmental authority having substantially the same function.
1.14    "Clinical Data" means all data, reports and results with respect to the Licensed Compounds and the Licensed Products made, collected or otherwise generated under or in connection with the Clinical Studies.
1.15    "Clinical Studies" means human clinical trials for a Licensed Product and any other tests and studies for a Licensed Product in human subjects.
1.16    "Combination Product" means a Licensed Product that consists of or contains a Licensed Compound as an active ingredient together with (a) one or more other active ingredients and is sold either as a fixed dose or as separate doses in a single package; or (b) a delivery device where such delivery device is sold with the Licensed Product as a single package (such other active ingredient(s) and/or delivery device).
1.17    "Commercial Milestone" has the meaning set forth in Section 6.2.
1.18    "Commercialization" means, with respect to a Licensed Product, any and all activities (whether before or after Regulatory Approval) directed to the marketing, promotion and sale of such Licensed Product in the Field in the Territory after all the Regulatory Approvals for commercial sale have been obtained, including pre-launch and post-launch marketing, promoting, marketing research, distributing, offering to commercially sell and commercially selling such Licensed Product, importing, exporting or transporting such Licensed Product for commercial sale, medical education activities with respect to such Licensed Product, conducting Clinical Studies that are not required to obtain or maintain Regulatory Approval for such Licensed Product for an indication, which may include epidemiological studies, modeling and pharmacoeconomic studies, post-marketing surveillance studies, investigator sponsored studies and health economics studies and regulatory affairs (including interacting with Regulatory Authorities) with respect to the foregoing. When used as a verb, "Commercializing" means to engage in Commercialization and "Commercialize" and "Commercialized" shall have corresponding meanings.
1.19    "Commercially Reasonable Efforts" means the level of efforts and resources comparable to the efforts and resources commonly used in the research-based biopharmaceutical industry by companies in the Territory with resources and expertise similar to those of Sinopharm (including its Affiliates) for compounds or products of similar market potential as the Licensed Products and at a similar stage in development or product life as the Licensed Products, taking into consideration market exclusivity, profitability, market potential, potential competition and other relevant factors. "Commercially Reasonable Efforts" shall be determined on a product-by-product and an indication-by- indication basis.
1.20    "Confidential Information" has the meaning set forth in Section 9.1.
1.21    "Controlled" means, with respect to any Information and Invention, Regulatory Documentation, Patent or other intellectual property right, that the Party or one or more of its Affiliates owns or has a license to such Information and Invention, Regulatory Documentation, Patent or intellectual property right and has the ability to grant to the other Party access, a license or a sublicense (as applicable) thereto as provided for herein without violating the terms of any agreement or other arrangements with any Third Party existing at the time such Party would be first required hereunder to grant the other Party such access, license or sublicense.

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1.22    "DAL" shall mean the Drug Administration Law of the PRC, as amended from time to time.
1.23    "Development" means, with respect to a Licensed Product, all activities related to research, preclinical and other non-clinical testing, test method development and stability testing, toxicology, formulation, Manufacture Process Development, Clinical Studies, including Manufacturing in support thereof, statistical analysis and report writing, the preparation and submission of Drug Approval Applications, regulatory affairs with respect to the foregoing and all other activities necessary or reasonably useful or otherwise requested or required by a Regulatory Authority as a condition or in support of obtaining or maintaining a Regulatory Approval for the Licensed Compounds and/or Licensed Products. When used as a verb, "Develop" means to engage in Development.
1.24    "Development Plan" means the plan for the Development of the Licensed Compounds and the Licensed Products as described in Section 3.1.3, as updated from time to time by the Parties pursuant to Section 3.1.3.
1.25    "Disclosing Party" has the meaning set forth in Section 9.1.
1.26    "DMF" shall mean a Drug Master File maintained with the FDA or its equivalent maintained with any Regulatory Authority.
1.27    "DOH" shall mean the Drug Office of the Department of Health in Hong Kong and any successor governmental authority having substantially the same function.
1.28    "Dollars" or "$" means United States Dollars.
1.29    "Drug Approval Application" means a New Drug Application (an "NDA") as defined in the DAL or the US Food, Drug and Cosmetic Act and the regulations promulgated thereunder (including all additions, supplements, extensions and modifications thereto), or any corresponding substantially equivalent application in the Territory, including, with respect to the European Union, a Marketing Authorization Application (an "MAA") filed with the EMA pursuant to the centralized approval procedure or with the applicable Regulatory Authority of a country in Europe with respect to the mutual recognition or any other national approval procedure.
1.30    "Effective Date" has the meaning set forth in the preamble hereto.
1.31    "Expansion Indication" has the meaning set forth in Section 2.3.
1.32    "Exploit" means, (a) with respect to a Licensed Product, to import, use, sell or offer for sale, including to research, Develop, Commercialize, register, Manufacture, have Manufactured (provided that Sinopharm procures that each third party manufacturer shall enter into a confidentiality and non-disclosure agreement directly with AEZS on terms at least as restrictive as those set out in Article 9), distribute, promote or market, such Licensed Product, and (b) with respect to a Licensed Compound, to research, Develop, register, Manufacture or use such Licensed Compound.
1.33    "Exploitation" means the act of Exploiting a Licensed Product or a Licensed Compound.
1.34    "FDA" means the United States Food and Drug Administration and any successor agency thereto.
1.35    "Field" means all human use of the Licensed Products, including in the Initial Indication and in any Expansion Indications.
1.36    "First Commercial Sale" means, with respect to a Licensed Product in the Territory, the first commercial sale in the Territory for monetary value for use or consumption by the general public of such Licensed Product in the Territory after all the Regulatory Approvals from the relevant Regulatory Authorities have been obtained for the Licensed Compound and such Licensed Product in the Territory, including the approval of the Drug Approval Application and the pricing and reimbursement approval by the relevant Regulatory Authority. Sales prior to the approval

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of the applicable Drug Approval Application, such as so-called "treatment IND sales", "named patient sales" and "compassionate use sales", shall not constitute a First Commercial Sale.
1.37    "Improvements" has the meaning set forth in Section 7.2.
1.38    "HB" shall mean the Health Bureau in Macau and any successor governmental authority having substantially the same function.
1.39    "IND" means an investigational new drug application filed with the CFDA, the FDA or other Regulatory Authorities for authorization to commence Clinical Studies in the applicable jurisdiction (including all additions, supplements, extensions and modifications thereto).
1.40    "Indemnified Party" has the meaning set forth in Section 11.3.
1.41    "Indemnifying Party" means the Party from whom indemnification is sought pursuant to Section 11.3.
1.42    "Indication" means the Initial Indication or an Expansion Indication.
1.43    "Information and Inventions" means all technical, scientific and other know- how and information, trade secrets, knowledge, technology, means, methods, protocols, assays, structures, sequences, processes, practices, formulas, instructions, skills, techniques, procedures, experiences, ideas, technical assistance, designs, drawings, assembly procedures, computer programs, apparatuses, specifications, data, results and other material, including pre-clinical trial results and Clinical Study results, Manufacturing procedures, test procedures, and purification and isolation techniques, (whether or not confidential, proprietary, patented or patentable) in written, electronic or any other form now known or hereafter developed, and all other discoveries, developments, inventions (whether or not confidential, proprietary, patented or patentable), and tangible embodiments of any of the foregoing.
1.44    "Initial Indication" means the use for endometrial cancer.
1.45    "Joint Information and Inventions" has the meaning set forth in Section 7.2.
1.46    "Joint Steering Committee" or "JSC" has the meaning set forth in Section 3.2.1.
1.47    "LIBOR" means the London Interbank Offered Rate for deposits in Dollars having a maturity of one month published by the British Bankers' Association, as adjusted from time to time on the first London business day of each month.
1.48    "Licensed Compounds" means: Zoptarelin doxorubicin acetate (AEZS-108), with the structure described in Exhibit D attached hereto, or any of its metabolites, polymorphs, salts, esters, free acid forms, free base forms, pro drug forms, racemates or optically active forms, collectively.
1.49    "Licensed Know-How" shall mean, whether patentable or not, all the research and development information or data related to the use or Manufacture of a Licensed Compound, or those related to the Manufacture, formulation, marketing, use, sale or distribution of a Licensed Product, which are not generally known and are Controlled by AEZS or its Affiliates as of the Effective Date or thereafter become Controlled by AEZS or its Affiliates including but not limited to those items listed on Exhibit A.
1.50    "Licensed Patents" means (a) the national, regional and international patents and patent applications relating to the Licensed Compounds and Licensed Products, including provisional patent applications which are Controlled by AEZS or one or more of its Affiliates as of the Effective Date, or which thereafter become Controlled by AEZS or its Affiliates, including but not limited to those set forth on Exhibit B, (b) all patent applications filed from any of the foregoing provisional patent applications in clause (a), (c) all patent applications that claim priority to any patent or patent applications in clause (a) or clause (b), including divisionals, continuations, continuations-in-part, provisionals, converted provisionals, and continued prosecution applications, (d) any and all patents that have issued or in the future issue from any of foregoing patent applications in clause (a), clause (b) or clause (c), including utility models, petty patents and design patents and certificates of invention, and (e) any and all extensions or restorations

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by existing or future extension or restoration mechanisms, including revalidations, reissues, re-examinations and extensions (including any supplementary protection certificates and the like) of any of the foregoing patents or patent applications in clause (a), clause (b), clause (c) or clause (d).
1.51    "Licensed Product" means any pharmaceutical product containing a Licensed Compound, alone or in the form of a Combination Product, including but not limited to those listed in Exhibit E.
1.52    "Losses" has the meaning set forth in Section 11.1.
1.53    "Manufacture" and "Manufacturing" means, with respect to a Licensed Compound or a Licensed Product, all activities related to the production, manufacture, processing, filling, finishing, packaging, labeling, shipping, holding, Manufacture Process Development, stability testing, quality assurance or quality control of such Licensed Compound or a Licensed Product or any intermediate thereof.
1.54    "Manufacture Process Development" means the process development, process qualification and validation and scale-up of the process to manufacture a Licensed Compound or a Licensed Product and analytic development and product characterization with respect thereto, which includes both clinical process and commercial process development.
1.55    "Markings" has the meaning set forth in Section 4.6.
1.56    "Milestone Event" means any of the Approval Milestones and Commercial Milestones.
1.57    "NDA" has the meaning set forth in the definition of "Drug Approval Application."
1.58    "Net Sales" means [*] [Exclusion of confidential information related to calculation of the royalty]
Net Sales will be adjusted according to Section 6.3.2 if the Licensed Product is sold in the form of a Combination Product.
For clarity, sales by Sinopharm or its Affiliate or Sublicensee to any distributor, wholesaler, purchasing entity, hospitals, pharmacy or the like will be included in the Net Sales calculations, but further sales by any distributor, wholesaler, purchasing entity, hospitals, pharmacy or the like will not be included in the Net Sales calculation.
1.59    "On-going Clinical Trials" means those Clinical Studies listed on Exhibit F hereto.
1.60    "Option Compounds" means any compound developed by AEZS or its Affiliates to reach the same target in human cells as any Licensed Compound, by using a different structure to any Licensed Compound, but excluding the Licensed Compounds.
1.61    "Party" and "Parties" each has the meaning set forth in the preamble hereto.
1.62    "Patents" means (a) all national, regional and international patents and patent applications, including provisional patent applications, (b) all patent applications filed from any of the foregoing provisional patent applications in clause (a), (c) all patent applications that claim priority to any patent or patent applications in clause (a) or clause (b), including divisionals, continuations, continuations-in-part, provisionals, converted provisionals and continued prosecution applications, (d) any and all patents that have issued or in the future issue from any of foregoing patent applications in clause (a), clause (b) or clause (c), including utility models, petty patents and design patents and certificates of invention, and (e) any and all extensions or restorations by existing or future extension or restoration mechanisms, including revalidations, reissues, re-examinations and extensions (including any supplementary protection certificates and the like) of any of the foregoing patents or patent applications in clause (a), clause (b), clause (c) or clause (d).
1.63    "Person" means an individual, sole proprietorship, partnership, limited partnership, limited liability partnership, corporation, limited liability company, business trust, joint stock company, trust, unincorporated association, joint venture or other similar entity or organization, including a government or political subdivision, department or agency of a government.

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1.64    "Product Infringement" has the meaning set forth in Section 7.6.1.
1.65    "Product Labeling" means, with respect to a Licensed Product, (a) the full prescribing information approved by the CFDA for such Licensed Product in the Territory, including any required patient information and (b) all labels and other written, printed or graphic matter upon an container, wrapper or any package insert utilized with or for such Licensed Product in the Territory.
1.66    "Product Trademarks" means the Trademark(s) to be used by Sinopharm or its Related Parties for the Commercialization of the Licensed Products in the Field in the Territory and any registrations thereof or any pending applications relating thereto in the Territory.
1.67    "Receiving Party" has the meaning set forth in Section 9.1.
1.68    "Regulatory Approval" means:with respect to a Licensed Product, any and all approvals (including Drug Approval Applications), licenses, registrations or authorizations of any Regulatory Authority necessary to commercially distribute, sell or market such Licensed Product in the Territory when used with reference to Sinopharm, or outside the Territory when used with reference to AEZS, including, where applicable, (a) pricing or reimbursement approval in the Territory, (b) pre- and post-approval marketing authorizations, (c) any prerequisite Manufacturing approval or authorization for the Licensed Product and the Licensed Compound for the Licensed Product), and (d) Product Labeling approval;
1.69    "Regulatory Authority" means any applicable supra-national, national, regional, state, provincial or local regulatory agencies, departments, bureaus, commissions, councils or other government entities regulating or otherwise exercising authority with respect to the Exploitation of a Licensed Compound or a Licensed Product in the Territory when used in the context of Sinopharm, or outside the Territory when used with reference to AEZS.
1.70    "Regulatory Documentation" means all (a) applications (including all INDs and Drug Approval Applications), registrations, licenses, authorizations and approvals (including all Regulatory Approvals), (b) correspondence and reports submitted to or received from Regulatory Authorities (including minutes and official contact reports relating to any communications with any Regulatory Authority) and all supporting documents with respect thereto, including all regulatory drug lists, advertising and promotion documents, adverse event files and complaint files and (c) Clinical Data and any other data contained in any of the foregoing, in each case ((a), (b) and (c)), relating to the Licensed Compounds or the Licensed Products.
1.71    "Related Party" shall mean any Affiliate of a Party and any licensee or Sublicensee of such Party, but excluding distributors.
1.72    "ROFR" has the meaning set forth in Section 2.4.
1.73    "Royalty Term" means, with respect to each Licensed Product, the period beginning on the [*][Exclusion of confidential information related to calculation of the royalty], and ending on the latter to occur of: [*] [Exclusion of confidential information related to calculation of the royalty].
1.74    "Serious" has the meaning set forth in Section 8.3.
1.75    "Sinopharm" has the meaning set forth in the preamble hereto.
1.76    "Sinopharm Indemnitee" has the meaning set forth in Section 11.1.
1.77    "Sublicensee" means a Person, other than an Affiliate of Sinopharm, that is granted a sublicense by Sinopharm under and in accordance and compliance with this Agreement.
1.78    "Territory" means the People's Republic of China including Hong Kong and Macao.
1.79    "Third Party" means any Person other than AEZS, Sinopharm and their respective Affiliates.

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1.80    "Third Party License" has the meaning set forth in Section 6.3.3.
1.81    "Trademark" means any word, name, insignia, symbol, color, designation or device or any combination thereof that functions as a source identifier, including any trademark, trade dress, brand mark, service mark, trade name, brand name, logo or business symbol, whether or not registered.
1.82    "Unexpected" has the meaning set forth in Section 8.3.
1.83    "United States" means the United States of America.
1.84    "Valid Claim" means, with respect to a particular jurisdiction, (a) any claim of an issued and unexpired Patent in such jurisdiction that (i) has not been held permanently revoked, unenforceable or invalid by a decision of a court or governmental agency of competent jurisdiction that is unappealable or unappealed within the time allowed for appeal and (ii) has not been abandoned, disclaimed, denied or admitted to be invalid or unenforceable through reissue or disclaimer or otherwise in such jurisdiction or (b) any claim of a pending Patent application that has not been pending for more than seven (7) years since its priority date and has not been abandoned or finally disallowed without the possibility of appeal or re-filing of the application.
ARTICLE 2
GRANT OF RIGHTS
2.1    Grant to Sinopharm.
AEZS hereby grants to Sinopharm an exclusive (including with regard to AEZS and its Affiliates) license, with the right to grant sublicenses in accordance with Section 2.2, under the Licensed Patents, the Licensed Know-How and the Joint Information and Inventions to Exploit the Licensed Compounds and the Licensed Products in the Field in the Territory. For the avoidance of doubt, AEZS shall not Exploit the Licensed Compounds or the Licensed Products in the Field in the Territory during the Royalty Term except through Sinopharm in accordance with the terms of this Agreement.
2.2    Sublicenses. The rights and licenses granted to Sinopharm under Section 2.1 shall include the right to grant sublicenses to its Affiliates and/or Third Parties through multiple tiers, to Develop, Commercialize or Exploit the Licensed Compounds and the Licensed Products in the Field in the Territory; provided that Sinopharm may not grant such sublicense without the prior written consent of AEZS as to the identity of the Sublicensee, which consent may not be unreasonably withheld or delayed, and provided further that Sinopharm shall remain responsible jointly and severally for the performance or non-performance of any such Sublicensee. Any such sublicenses shall be consistent with the terms and conditions of this Agreement. Sinopharm shall provide a copy of any executed sublicense agreement to AEZS with financial information redacted. Where the terms and conditions of such sublicense agreement do not materially conform with the terms and conditions of this Agreement, Sinopharm shall at AEZS' request immediately procure the amendment of such sublicense agreement to conform with the terms and conditions of this Agreement, failing which Sinopharm shall immediately terminate such sublicense agreement. Sinopharm shall procure that at the time of entering into the sublicense agreement, each approved Sublicensee also enters into a confidentiality and non-disclosure agreement directly with AEZS on at least as restrictive terms as set forth in Article 9.
2.3    Expansion Indications. Sinopharm shall have the right to Exploit the Licensed Products in any potential indication in addition to the Initial Indication (each such indication, an "Expansion Indication"). In the event, either Party develops or commercializes the Licensed Products (either by itself or with a Third Party) in any indication outside the Initial Indication, that Party shall notify the other Party in writing as soon as practicable. For any Expansion Indication exploited in the Territory by Sinopharm, Sinopharm shall pay AEZS royalties in accordance with Section 6.3.
2.4    ROFR for Option Compounds.
(a)    During the Royalty Term, Sinopharm shall have the right of first refusal to evaluate and obtain an exclusive license to any Option Compound developed by AEZS or its Affiliates for Development, Manufacture and Commercialization in the Territory pursuant to Section 2.4(c) below (the "ROFR").

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(b)    AEZS shall notify Sinopharm in writing of the development status of any Option Compound developed by AEZS during the Royalty Term on an annual basis.
(c)    In the event AEZS plans to start Phase III clinical trials in the U.S. or European Union with respect to any Option Compound, AEZS shall first notify Sinopharm in writing of such plan and Sinopharm shall notify AEZS within sixty (60) days after receiving the above written notice from AEZS whether it wishes to exercise the ROFR. If Sinopharm notifies AEZS that it wishes to exercise the ROFR, the Parties shall in good faith negotiate to execute an exclusive license agreement for such Option Compound. Upon execution of such exclusive license agreement between the Parties, an upfront payment in the amount of [*][Exclusion of confidential information related to license fee] is due and payable by Sinopharm, which shall be paid by Sinopharm within [*] [Exclusion of confidential information related to payment terms] after (i) the execution of such exclusive license agreement and (ii) receipt of AEZS' signed proforma invoice. [*][Exclusion of confidential information related to license fee] If Sinopharm declines to exercise the ROFR, or fails to provide to AEZS a timely notice of its desire to exercise the ROFR, AEZS shall be free to enter into a license agreement with a Third Party with respect to such Option Compound; [*][Exclusion of confidential information related to license terms].
2.5    Sinopharm's Obligations as Licensee. Sinopharm shall use, and it shall cause its Affiliates and its Sublicensees to use, Commercially Reasonable Efforts to Develop, Manufacture and Commercialize the Licensed Products in the Territory, in order to maximize the Net Sales derived from the Licensed Products during the Royalty Term. In particular, Sinopharm shall use and it shall cause its Affiliates and its Sublicensees to use Commercially Reasonable Efforts to: (i) Develop the Licensed Products for the Initial Indication in the Territory in accordance with the Development Plan and not terminate, suspend, halt or delay such Development, unless there are substantial safety, efficacy, commercial or regulatory reasons for doing so, and provide reasonable explanation to AEZS in writing; (ii) apply for and obtain all required Regulatory Approvals in the Territory following successful completion of all appropriate Clinical Studies; (iii) make the First Commercial Sale of the Licensed Products in the Territory within [*][Exclusion of confidential competitive information] following the approval of the NDA for the Initial Indication by the CFDA, (iv) maintain an adequate sales force and provide for relevant staff to manage the pre- and post-launch activities required to Commercialize the Licensed Products in the Territory; and (v) seek to maximize sales of the Licensed Products in the Territory. Breach of this Section 2.5 by Sinopharm shall constitute a material breach for the purposes of termination under Section 12.1.
2.6    No Implied Rights. For the avoidance of doubt, Sinopharm, its Sublicensees and its and their respective Affiliates shall have no right, express or implied, with respect to the Licensed Patents and the Licensed Know-How, except as expressly provided in Section 2.1.
ARTICLE 3
DEVELOPMENT AND REGULATORY
3.1    Development.
3.1.1    In General. Sinopharm shall have the right and obligation to Develop the Licensed Compounds and Licensed Products in the Field in the Territory at its own cost and expense in accordance with the Development Plan. Notwithstanding anything to the contrary herein, as between the Parties AEZS shall have primary responsibility for Manufacture Process Development outside the Territory.
3.1.2    Alliance Managers. Within thirty (30) days after the Effective Date, each Party shall appoint and notify the other Party of the identity of a representative having the appropriate qualifications, including a general understanding of pharmaceutical development and commercialization issues, to act as its alliance manager under this Agreement (the "Alliance Manager"). The Alliance Managers shall serve as the primary contact points between the Parties for the purpose of providing AEZS with information on the progress of Sinopharm's Development and Commercialization activities under this Agreement. The Alliance Managers shall also be primarily responsible for facilitating the flow of information and otherwise promoting communication, coordination and collaboration between the Parties. Each Party may replace its Alliance Manager at any time upon written notice to the other Party.

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3.1.3    Development Plan. The initial Development Plan, which covers the period from the Effective Date through [*], has been agreed upon by the Parties and is attached to this Agreement as Exhibit C. For Calendar Year [*] and for each Calendar Year thereafter during the Term, the Parties shall prepare and agree upon an update to the Development Plan in good faith through the Joint Steering Committee. Each update to the Development Plan shall set forth for the applicable Calendar Year the Development objectives, the planned Clinical Studies and other Development activities and the contemplated timelines for the foregoing. Any Development of a Combination Product shall be mutually agreed upon by the Parties and subject to the terms of this Agreement and other terms that may be mutually agreed upon by the Parties.
3.1.4    Diligence. Sinopharm shall use Commercially Reasonable Efforts to Develop and obtain and maintain Regulatory Approvals for a Licensed Product for the Initial Indication in the Territory and, to the extent that Sinopharm Exploits the Licensed Products in any Expansion Indication, it shall also use Commercially Reasonable Efforts to Develop and maintain Regulatory Approvals for a Licensed Product for such Expansion Indication in the Territory. The obligations of Sinopharm referenced in the foregoing sentence and otherwise with respect to the Licensed Products are expressly conditioned upon the continuing absence of any adverse condition or event relating to the safety or efficacy of the Licensed Products.
3.1.5    Material Breach. Breach of any provision under Section 3.1.4 by Sinopharm shall constitute a material breach for the purposes of termination under Section 12.2.
3.2    Joint Steering Committee.
3.2.1    Formation and Meetings of JSC. In order to facilitate the Development of the Licensed Product in the Territory by Sinopharm, Sinopharm and AEZS shall organize a committee (the "Joint Steering Committee" or "JSC") which shall meet four times in each Calendar Year until the Filing of the NDA for the Licensed Products in the Territory, and thereafter as the necessity requires and the Parties mutually agree. The Joint Steering Committee meetings shall be held in the form of face-to-face meetings at alternating facilities, teleconference or videoconference. The Joint Steering Committee shall consist of three (3) representatives of each Party. Each Party may change its representatives to the Joint Steering Committee from time to time in its sole discretion, effective upon notice to the other Party of such change. These representatives shall have appropriate technical credentials, experience and knowledge, and ongoing familiarity with the development of Licensed Products for the respective Party's territory. Additional representatives or consultants may from time to time, by mutual consent of the Parties, be invited to attend Joint Steering Committee meetings, subject to such representative's or consultant's written agreement to comply with the requirements of Article 9. Each Party shall bear its own expenses related to the attendance of such meetings by its representatives. The Parties shall hold the first Joint Steering Committee within two (2) months of the Effective Date.
3.2.2    Minutes of the JSC. Sinopharm shall have responsibility for preparing definitive minutes of each Joint Steering Committee meeting in English, a draft of which shall be circulated for comment to all members of the Committee within fifteen (15) business days after the relevant meeting. Such minutes shall provide a description, in reasonable detail, of the discussions held at the meeting, a list of any actions or determinations approved by the Joint Steering Committee and any disagreements not resolved by the Joint Steering Committee. Representatives of each Party shall discuss any comments on such minutes and finalize the minutes by no later than thirty (30) business days after the meeting.
3.2.3    Objectives and Responsibilities of JSC. The Joint Steering Committee shall have an initial objective to ensure expedition of the Development of Licensed Products in the Territory and shall also have an objective to coordinate the Development Plan with AEZS's development plan for the preclinical and clinical development, and formulation development for Licensed Compounds and Licensed Products outside the Territory. Topics of discussions at meetings of the Joint Steering Committee, as applicable, may include, the following items:

(i)
an overview presented by Sinopharm of the current status of Development and implementation of the Development Plan in the Territory, and an overview by AEZS of the then current status of its Development activities outside the Territory including a discussion

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of the anticipated filings to be made, and filings actually made, with the Regulatory Authorities since the last JSC meeting;

(ii)	discussion of any update to the Development Plan;

(iii)	sharing of data and information relating to the Parties' respective Development and development plans for Licensed Products and Licensed Compounds in its territory;

(iv)
sharing of each Party's draft clinical protocol synopsis for Development of Licensed Products in its respective territory prior to submission to the Regulatory Authorities, with an opportunity for the other Party's JSC member to comment thereon (alternatively and to permit expeditious submission of protocols to Regulatory Authorities, either Party may provide the other Party's JSC members with copies of such draft clinical protocol synopsis in English and such JSC members shall provide any comments they may have thereon to the delivering Party within three (3) days); and

(v)
discussion of potential expansion of indications, introduction of any improvements, the Development of new drug delivery systems, the Development of the Combination Licensed Products and other life cycle management issues for the respective territories.

3.2.4    Decision of the JSC. The Joint Steering Committee shall be chaired by a representative of Sinopharm. Decisions of the Joint Steering Committee shall be made unanimously by the representatives, with each member having one vote; provided, however, if the Joint Steering Committee cannot or does not, after good faith efforts and due consultation among the JSC representatives reach agreement on an issue, Sinopharm will have final decision-making authority for Development of Licensed Products and Licensed Compounds within the Territory and AEZS will have final decision making authority for Development of Licensed Products and Licensed Compounds outside the Territory.
3.3    Regulatory Matters. Sinopharm shall have the responsibility for preparing, obtaining and maintaining Drug Approval Applications and any other Regulatory Approvals and other submissions, and for conducting communications with the Regulatory Authorities, for the Licensed Compounds and the Licensed Products in the Territory. All Regulatory Approvals relating to the Licensed Compounds and the Licensed Products with respect to the Territory shall be owned by, and shall be the sole property and held in the name of, Sinopharm or its designated Affiliate or Sublicensee. Sinopharm shall have the right to reference any regulatory filings or Regulatory Approvals made or obtained by AEZS or its Related Parties outside the Territory, including without limitation the DMF and master files maintained by AEZS or its Related Parties. AEZS or its Affiliates shall have the right to reference any regulatory filings or Regulatory Approvals made or obtained by Sinopharm or its Related Parties in the Territory, including without limitation the DMF and master files maintained by Sinopharm or its Related Parties.
3.4    Data Exchange.
3.4.1    AEZS Data. AEZS shall provide Sinopharm, free of charge, with the copies of data obtained by AEZS in its Development of Licensed Compounds and Licensed Products outside the Territory, and abstracts and summaries of documents submitted to or filed with the Regulatory Authorities for Licensed Compounds and Licensed Products outside of the Territory in the Field ("AEZS Data"). As soon as practicable after the Effective Date but no later than sixty (60) days after the effective Date, AEZS shall provide copies of all Clinical Data available as of the Effective Date to support Sinopharm's Development of Licensed Compounds and Licensed Products in the Territory, facilitate Sinopharm's responses to Regulatory Authorities and to facilitate Sinopharm's preparation of integrated summaries of efficacy and safety for inclusion in the INDs or NDAs for the Territory. AEZS shall continue to provide copies of Clinical Data which becomes available after the Effective Date within sixty (60) days after such Clinical Data becomes available, including Clinical Data relating to the On- going Clinical Trials. Sinopharm and its Related Parties shall be free to use the foregoing information provided by AEZS for the purpose of supporting its registrations with the Regulatory Authorities for Development of the Licensed Compounds and Licensed Products in the Field in the Territory. AEZS shall, within sixty (60) days of receiving Sinopharm's written request, provide Sinopharm with the AEZS Data for an Expansion Indication under Section 2.3.

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3.4.2    Sinopharm Data. Sinopharm shall provide AEZS in due time, free of charge, with copies of data obtained by Sinopharm in its Development of the Licensed Compounds and the Licensed Products in the Territory, and abstracts and summaries of documents, in each case submitted to or filed with the Regulatory Authorities for the Licensed Compound and the Licensed Products in the Territory ("Sinopharm Data"), of which the abstracts and summaries of documents (including any tables) shall be provided to AEZS in the English language. AEZS, its Affiliates and licensees shall be free to use the foregoing information provided by Sinopharm for the sole purpose of supporting its registrations with the Regulatory Authorities for its Development of the Licensed Products outside the Territory and for filing and maintaining a DMF for the Licensed Compounds.
ARTICLE 4
COMMERCIALIZATION
4.1    In General. Sinopharm shall Commercialize the Licensed Products in the Field in the Territory at its own cost and expense, including but not limited to pricing (subject to Section 4.4), distribution and booking sales.
4.2    Diligence. Sinopharm shall use Commercially Reasonable Efforts to Commercialize the Licensed Products in the Territory after having obtained all the Regulatory Approvals to do so. The obligations of Sinopharm referenced in the foregoing sentence and otherwise with respect to the Licensed Products are expressly conditioned upon the continuing absence of any adverse condition or event relating to the safety or efficacy of the Licensed Products. Breach of this Section 4.2 by Sinopharm shall constitute a material breach for the purposes of termination under Section 12.2.
4.3    Compliance with Applicable Law. Sinopharm shall, and shall cause its Sublicensees and its and their respective Affiliates to, comply with all Applicable Laws with respect to the Commercialization of the Licensed Products.
4.4    Sales and Distribution. Sinopharm shall be solely responsible for invoicing and booking sales, establishing all terms of sale (including pricing and discounts) and warehousing and distributing the Licensed Products in the Field in the Territory and shall perform all related services, in each case, in a manner consistent with the terms and conditions of this Agreement. Sinopharm agrees to make Reasonable Commercial Efforts to obtain the most favourable reimbursement price for the Licensed Products in the Territory from the National Development and Reform Commission and other equivalent Regulatory Authorities in the Territory. Sinopharm shall be solely responsible for handling all returns, recalls and withdrawals, order processing, invoicing and collection, distribution and inventory and receivables with respect to the Licensed Products in the Territory.
4.5    Product Trademarks. Sinopharm shall have the right to determine the Product Trademarks to be used with respect to the Exploitation of the Licensed Products in the Field in the Territory, provided that such Product Trademarks are not identical or similar to, confusing with, or otherwise suggesting association or connection with any Trademark owned or used by AEZS or Tulane.
4.6    Markings. The promotional materials, packaging and Product Labeling for the Licensed Products used by Sinopharm or its Related Parties in connection with the Licensed Products in the Territory shall contain a reference to the fact that the Licensed Product is licensed from AEZS (collectively, the "Markings"). The manner in which such reference is to be presented on promotional materials, packaging and Product Labeling for the Licensed Product shall be subject to prior review and approval by AEZS, such approval not to be unreasonably conditioned, withheld or delayed.

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ARTICLE 5
MANUFACTURE AND SUPPLY
Sinopharm shall have the sole right and responsibility to Manufacture or have Manufactured all Licensed Compounds and Licensed Products for Development and Commercialization in the Territory. Sinopharm shall, and shall cause its Sublicensees and its and their respective Affiliates to, comply with all Applicable Laws with respect to the Manufacture of the Licensed Compounds and the Licensed Products.
ARTICLE 6
MILESTONE PAYMENTS; ROYALTIES
6.1    Approval Milestones. Sinopharm shall immediately notify AEZS in writing upon the achievement of the corresponding milestone event (each an "Approval Milestone") and AEZS shall issue to Sinopharm a signed pro-forma invoice for the applicable Milestone Payment. Sinopharm shall pay AEZS the applicable non-refundable Milestone Payment within [*] [Exclusion of confidential information related to milestone payments] after its receipt of the applicable pro-forma invoice signed by AEZS.

Milestone Event	Milestone Payment
(a) [*][Exclusion of confidential information related to milestone payments]	[*][Exclusion of confidential information related to milestone payments]
(b) [*][Exclusion of confidential information related to milestone payments]	(i) [*][Exclusion of confidential information related to milestone payments]
(i) [*][Exclusion of confidential information related to milestone payments]
(ii) [*][Exclusion of confidential information related to milestone payments]	(ii) [*][Exclusion of confidential information related to milestone payments]
(c) [*][Exclusion of confidential information related to milestone payments]
(i) [*][Exclusion of confidential information related to milestone payments]	(i) [*][Exclusion of confidential information related to milestone payments]
(ii) [*][Exclusion of confidential information related to milestone payments]	(ii) [*][Exclusion of confidential information related to milestone payments]

For the avoidance of doubt, no Approval Milestone payments shall be payable with respect to any Expansion Indication, except for the Approval Milestone payment for the second Indication set forth above.

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6.2    Commercial Milestones. Sinopharm shall make the following non-refundable commercial milestone payments to AEZS after the end of the first Calendar Year in which the Net Sales for Licensed Products achieve the following corresponding events (each a "Commercial Milestone") and [*][Exclusion of confidential information related to milestone payments] after receipt of a signed pro-forma invoice from AEZS for such Milestone Payment:

Milestone Event	Milestone Payment
(a) [*][Exclusion of confidential information related to milestone payments]	[*][Exclusion of confidential information related to milestone payments]
(b) [*][Exclusion of confidential information related to milestone payments]	(i) [*][Exclusion of confidential information related to milestone payments]
6.3    Royalties.
6.3.1    Royalty Rates. Sinopharm shall pay AEZS a royalty equal to [*] [Exclusion of confidential information related to royalty terms] of the Net Sales of all Licensed Products in the Territory in each Calendar Quarter during the Royalty Term until the expiration of the Royalty Term. For the avoidance of doubt, Sinopharm acknowledges that its obligation to pay royalties pursuant to this Section 6.3.1 shall apply to Licensed Products for both the Initial Indication and any Expansion Indications.
6.3.2    Combination Products. In the event that a Licensed Product is sold in the form of a combination-preparation, the Net Sales attributable to such combination preparation shall be calculated as follows.
(i)    [*][Exclusion of confidential information related to royalty terms]
(ii)    [*][Exclusion of confidential information related to royalty terms]
(iii)    [*][Exclusion of confidential information related to royalty terms]
[*][Exclusion of confidential information related to royalty terms]
6.3.3    Third Party License. If, during the Royalty Term and following the Effective Date, Sinopharm becomes aware that its Exploitation of the Licensed Products in the Territory may infringe the intellectual property rights of a Third Party, Sinopharm shall immediately notify AEZS in writing and the Parties shall jointly instruct an independent patent counsel from a reputable international law firm to obtain a legal opinion as to whether Exploitation of the Licensed Products in the Territory by Sinopharm would infringe the intellectual property rights of such Third Party unless a license is obtained from such Third Party (a "Third Party License"). If the legal opinion confirms that such Third Party License is necessary to allow Sinopharm to Exploit the Licensed Products in the Territory, and Sinopharm obtains such Third Party License on arms' length terms, then, subject to Sinopharm providing AEZS with a copy of such Third Party License together with copies of receipts or other satisfactory proof of payment, Sinopharm shall have the right to deduct [*][Exclusion of confidential competitive information] of the amounts actually paid by Sinopharm pursuant to the terms of any such Third Party License during a particular Calendar Quarter, provided however that AEZS shall in any event receive a minimum of [*] [Exclusion of confidential competitive information] of the royalty amounts that would otherwise be owed to it in the absence of any such Third Party Licenses.
6.3.4    General Principles on Royalty Calculation. All royalties payable under this Agreement shall be subject to the following conditions:

(i)	that only one royalty shall be due with respect to the same stock keeping unit of a Licensed Product;

(ii)
that no royalties shall be due upon the sale or other transfer of a Licensed Product among Sinopharm or its Related Parties, but in such cases the royalty shall be due and calculated upon Sinopharm's or its Related Party's Net Sales of such Licensed Product to the first independent Third Party;

(iii)	no royalties shall accrue on the sale or other disposition of a Licensed Product by Sinopharm or its Related Parties for use in a Clinical Trial; and

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(iv)
no royalties shall accrue on the disposition of a Licensed Product in reasonable quantities by Sinopharm or its Related Parties as samples (promotion or otherwise) or as donations (for example, to non-profit institutions or government agencies for a non-commercial purpose).

6.3.5    Payment Dates and Reports. Sinopharm shall provide to AEZS, within thirty (30) days after the end of each Calendar Quarter commencing with the Calendar Quarter in which the First Commercial Sale occurs , a report showing: (a) the Net Sales of the Licensed Products in the Territory; (b) any deductions in determining Net Sales; (c) the exchange rates used in calculating any of the foregoing; and (d) a calculation of the amount of royalty due to AEZS. Royalty payments shall be made by Sinopharm to AEZS within thirty (30) days after receipt of a signed pro-forma invoice from AEZS for the relevant royalty due to AEZS.
6.4    Mode of Payment; Currency Conversion; Proforma Invoices.
(a)    All payments to AEZS under this Agreement shall be made by deposit of Dollars in the requisite amount to the bank account designated by AEZS by written notice to Sinopharm.
(b)    If any currency conversion shall be required in connection with any calculation or payment hereunder, such conversion shall be made by using the arithmetic mean of the daily central parity rates for the purchase of Dollars as published on http://www.chinamoney.com.cn/en/index.html for the respective Calendar Quarter or Calendar Year to which such payments or calculations relate.
(c)    All proforma invoice issued by AEZS hereunder shall be duly signed by the authorized representative of AEZS who executed this Agreement, or his or her duly authorized delegate.
6.5    Taxes. Unless otherwise required by Applicable Law, each Party shall be responsible for paying and reporting all of its own taxes, including without limitation income taxes, capital taxes, franchise taxes, taxes in connection with the Party conducting business in any jurisdiction and any and all taxes levied on account of, or measured in whole or in part by reference to, any milestones and other amounts payable by Sinopharm to AEZS pursuant to this Agreement, subject to the remainder of this Section 6.5. Any and all payments by Sinopharm under this Agreement shall be made free and clear of and without deduction or withholding for any taxes, except as required by Applicable Law. If Sinopharm shall be required by Applicable Law to deduct or withhold any taxes from or in respect of any sum payable under this Agreement to AEZS, then Sinopharm shall (i) make such deduction or withholding, (ii) timely pay the full amount of taxes deducted or withheld to the relevant taxing authorities in accordance with Applicable Law, (iii) pay to AEZS the balance when due, (iv) send to AEZS proof of such payment within thirty (30) days following such payment and (v) [*] [Exclusion of confidential competitive information] pay additional amounts to AEZS so that after making all required deductions and withholdings (including deductions and withholdings applicable to additional amounts payable under this Section 6.5), AEZS receives the net after-tax amount it would have retained had no such deductions or withholdings for taxes been made. If AEZS determines, in its reasonable discretion in good faith, that it has received a refund or credit against an amount of taxes paid by Sinopharm pursuant to this Section 6.5 and, in AEZS's reasonable opinion, such refund or credit is both reasonably identifiable and reasonably quantifiable by it without involving it in a substantial administrative burden, it shall promptly pay an amount equal to such refund or credit including any interest paid by the relevant taxing authority with respect to such refund or credit (but only to the extent of additional amounts paid under this Section 6.5 with respect to the taxes giving rise to such refund or credit and net of any taxes payable by AEZS on such interest) to Sinopharm, net of all reasonable out of pocket expenses of AEZS incurred in obtaining such refund or credit, provided, however, that Sinopharm agrees to promptly return such amount (plus any penalties, interest or other charges imposed by the relevant taxing authority) to AEZS if it receives notice from AEZS that AEZS is required to repay such amount to such taxing authority under Applicable Law. The Parties agree that the amount of any portion of a tax credit resulting from withholding taxes shall be paid from AEZS to Sinopharm upon receipt by AEZS of an assessment from the relevant tax authority reflecting the application of such portion of such credit against AEZS' tax liability for such year.
6.6    Interest on Late Payments. If any payment due to AEZS under this Agreement is not paid when due, then Sinopharm shall pay interest thereon and on any unpaid accrued interest (before and after any judgment) at an annual rate (but with interest accruing on a daily basis) of [*][Exclusion of confidential payment terms], such interest to run from the date upon which payment of such amount became due until payment thereof in full together with such accrued interest.
6.7    Financial Records. Sinopharm shall, and shall cause its Related Parties to, keep records pertaining to Net Sales of the Licensed Products in the Territory in accordance with customary business practices and all Applicable Laws. Sinopharm shall, and shall cause its Related Parties to, retain such records, until the later of two (2) years after the end of the period to which such books and records pertain.

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6.8    Audit. At the written request of AEZS, Sinopharm shall, and shall cause its Related Parties to, permit an independent certified public accountant retained by AEZS, upon reasonable prior notice, to audit the relevant books and records maintained pursuant to Section 6.7 during normal working hours to the extent necessary to verify the accuracy of the royalty reports prepared by Sinopharm. Such audits should not be conducted more than once each Calendar Year and shall cover royalty reports no more than twenty-four (24) months prior to the date of the request. The cost of any audit shall be borne by AEZS, unless the audit reveals an underpayment of royalties of more than [*] [Exclusion of confidential payment terms] during the audited period, in which case Sinopharm shall bear the cost of the audit. Unless disputed pursuant to Section 6.9, if such audit concludes that (i) additional payments were owed by Sinopharm to AEZS, Sinopharm shall pay the additional amounts, or (ii) excess payments have been made to AEZS during such period, AEZS shall refund such excess payments, in either case, within forty-five (45) days after the date on which such audit is completed and the conclusions thereof are notified to the Parties.
6.9    Audit Dispute. In the event of a dispute over the results of any audit conducted pursuant to Section 6.8, AEZS and Sinopharm shall work in good faith to resolve such dispute. If the Parties are unable to reach a mutually acceptable resolution of any such dispute within thirty (30) days, the dispute shall be submitted for arbitration to a certified public accounting firm selected by the Parties or failing such agreement, as selected by the then President of the Hong Kong Society of Accountants (the "Accountant"). The decision of the Accountant shall be final and the costs of such arbitration shall be borne by the Party who is required to pay or refund royalty payments in accordance with the decision of the Accountant. Not later than forty-five (45) days after such decision and in accordance with such decision, Sinopharm shall pay the additional royalties, or AEZS shall refund such excess payments, as applicable.
6.10    Confidentiality. AEZS shall treat all information subject to review under this Article 6 in accordance with the confidentiality provisions of Article 9 and AEZS shall cause the independent public accountant retained by AEZS pursuant to Section 6.8 or the Accountant, as applicable, to enter into a reasonably acceptable confidentiality agreement that includes an obligation to retain all such financial information in confidence. The Parties agree that the audit report prepared by the Accountant at the request of a Party shall disclose to such Party only whether the royalty reports are correct or incorrect and the discrepancy, if any.
ARTICLE 7
INTELLECTUAL PROPERTY
7.1    Updated Licensed Patents and Licensed Know-how. AEZS shall advise Sinopharm of any improvements or inventions concerning the Licensed Compounds and/or the Licensed Products or its use made by either AEZS or any of its Affiliates, licensees or Third Parties contracted by AEZS, as well as the status of each Licensed Patent and acquisition of any new Licensed Patents with respect to such Licensed Product on a semi-annual basis.
7.2    Sinopharm Inventions. Sinopharm shall solely own the proprietary right to all the improvements and all other inventions made by Sinopharm and/or any of its Related Parties or Third Parties acting on its behalf with respect to the Licensed Compounds and the Licensed Products ("Improvements") and shall have the right to file a patent in and outside the Territory on such Improvements. Sinopharm shall be solely responsible, at its discretion and expense, for all decisions and actions with respect to the preparation, filing, prosecution and maintenance of Patents controlled by Sinopharm. Sinopharm shall grant AEZS a non-exclusive, perpetual paid-up license, with the right to sublicense, outside the Territory to exploit such Improvements solely to research, develop, make, have made, import, use, offer for sale and sell Licensed Compounds and Licensed Products outside of the Territory in the Field. Sinopharm shall inform AEZS promptly of any Improvements and patent applications covering the Improvements.
7.3    Joint Inventions. Any intellectual property invented jointly by employees of AEZS and Sinopharm or others acting on behalf of AEZS and Sinopharm will be owned jointly by AEZS and Sinopharm ("Joint Information and Inventions"). Both Parties shall file, prosecute and maintain any patents for such Joint Information and Inventions worldwide under the names of both AEZS and Sinopharm, upon appropriate consultation between the Parties; provided, however, that Sinopharm or its Affiliate shall have the primary responsibility for handling all the proceedings relating to filing, prosecuting and maintaining any patents for Joint Information and Inventions under the names of both AEZS and Sinopharm in the Territory and AEZS shall have the primary responsibility for handling all the proceedings relating to filing, prosecuting and maintaining any patents or filing and seeking to obtain patent term extensions or other equivalents for Joint Information and Inventions under the names of both AEZS and Sinopharm outside the Territory. Any expenses relating to proceedings for patents on Joint Information and Inventions shall be borne by the Parties as follows: the expenses incurred in the Territory shall be borne solely by Sinopharm and the

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expenses incurred outside of the Territory shall be borne by AEZS. Each Party shall be free to use any patents with respect to Joint Information and Inventions without an accounting to the other.
7.4    Application and Maintenance of Patents. AEZS shall, at AEZS's expense, file, prosecute and maintain all the Licensed Patents in the Territory upon appropriate consultation with Sinopharm. AEZS shall keep Sinopharm advised of the status of the actual and prospective Licensed Patent filings and, upon request, shall provide advance copies of any papers related to the filing, prosecution and maintenance of such Licensed Patent filings. Should AEZS decide not to apply for a patent on the Licensed Know-how or decide not to file, prosecute or maintain any Licensed Patent in the Territory, AEZS shall so notify Sinopharm in a timely fashion and shall permit Sinopharm, in its sole discretion, to apply for a patent in the name of Sinopharm at its own expense or to file, prosecute or maintain the patent in the name of Sinopharm at its own expense. In such event, AEZS shall execute such documents and perform such acts at AEZS's expense as may be reasonably necessary in a timely manner to allow Sinopharm to continue such filing, prosecution or maintenance on behalf of and in the name of Sinopharm. Notwithstanding the foregoing, AEZS retains its discretion not to apply for a patent on the Manufacturing process and is not required to permit Sinopharm to apply for the patent with respect to the Licensed Know-how involving the Manufacturing process.
7.5    If Sinopharm decides not to apply for a patent on the Improvement or decides not to file, prosecute or maintain any patent covering the Improvement in and/or outside the Territory, Sinopharm shall so notify AEZS in a timely fashion and shall permit AEZS, in its sole discretion, to apply for a patent outside the Territory in the name of AEZS at its own expense or to file, prosecute or maintain the patent or file for and seek to obtain patent term extensions or their equivalents outside the Territory in the name of AEZS at its own expense. In such event, Sinopharm shall execute such documents and perform such acts at Sinopharm's expense as may be reasonably necessary in a timely manner to allow AEZS to continue such filing, prosecution or maintenance on behalf of and in the name of AEZS.
7.6    Patent Term Extensions. As between the Parties, Sinopharm shall have the authority and responsibility to file for and seek to obtain patent term extensions (including any pediatric exclusivity extensions as may be available) or supplemental protection certificates or their equivalents with respect to patent rights covering Licensed Compounds and/or Licensed Products in the Territory.
7.7    Patent Enforcement.
7.7.1    Notification. If either Party becomes aware of any existing or threatened Infringement of the Licensed Patents in the Territory, which infringing activity involves the manufacture, use, import, offer for sale or sale of any Licensed Product in the Territory (a "Product Infringement"), it shall promptly notify the other Party in writing to that effect, and the Parties will consult with each other regarding any actions to be taken with respect to such Product Infringement.
7.7.2    Right to Enforce. Sinopharm shall have the first right, but shall not be obligated, to bring an infringement action against any person or entity engaged in a Product Infringement of the Licensed Patents in the Territory, at Sinopharm's sole cost and expense. If Sinopharm fails to bring such an action with respect to a Licensed Patent (or to settle or otherwise secure the abatement of such Product Infringement) prior to the earlier of: (i) ninety (90) days following Sinopharm's receipt or delivery of the notice under Section 7.7.1, or (ii) thirty (30) days before the deadline, if any, set forth in the Applicable Laws for the filing of such actions, AEZS shall have the right to bring and control any such action, at its own expense and by counsel of its own choice. The same first right shall corresponding apply in reverse in favour of AEZS outside the Territory in respect of all intellectual property rights in relation to Joint Information and Inventions and Improvements.
7.7.3    Cooperation. Each Party shall provide to the enforcing Party reasonable assistance in such enforcement, at such enforcing Party's request and expense, including joining such action as a party plaintiff if required by applicable Laws to pursue such action. The enforcing Party shall keep the other Party regularly informed of the status and progress of such enforcement efforts, shall reasonably consider the other Party's comments on any such efforts, and shall seek consent of the other Party in any important aspects of such enforcement, including determination of litigation strategy and filing of material papers to the competent court, which consent shall not be unreasonably withheld or delayed. The non-enforcing Party shall be entitled to separate representation in such matter by counsel of its own choice and at its own expense, but such Party shall at all times cooperate fully with the enforcing Party. Neither

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Party shall have the right to settle any patent infringement litigation under this Section 7.6 in a manner that diminishes the rights or interests of the other Party without the prior written consent of such other Party, such consent not to be unreasonably withheld or delayed.
7.7.4    Expenses and Recoveries. The enforcing Party bringing a claim, suit or action in relation to the enforcement of rights referred to in Sections 7.2, 7.3, 7.4 or 7.5, or under Sections 7.8.1 or 7.8.2 shall be solely responsible for any expenses incurred by such Party as a result of such claim, suit or action. If such Party recovers monetary damages in such claim, suit or action, such recovery shall be allocated first to the reimbursement of any expenses incurred by the Parties in such litigation (including, for this purpose, a reasonable allocation of expenses of internal counsel), and any remaining amounts shall be shared as follows:

(a)
in respect of Licensed Patents in the Territory: (i) if AEZS is the enforcing Party: the remaining amount will be shared [*] [Exclusion of confidential payment terms] to AEZS and [*] [Exclusion of confidential payment terms] to Sinopharm, or (ii) if Sinopharm is the enforcing Party: the remaining amount will be treated as Net Sales of Sinopharm and will be subject to Section 6.2;

(b)	in respect of Joint Information and Inventions inside or outside the Territory the remaining amount will be shared equally by the Parties; and

(c)
in respect of Improvements outside the Territory (i) if AEZS is the enforcing Party: the remaining amount shall be shared [*] [Exclusion of confidential payment terms] to AEZS and [*] [Exclusion of confidential payment terms] to Sinopharm, or (ii) if Sinopharm is the enforcing party: the remaining amount shall be retained by Sinopharm.

7.8    Patent Oppositions and Other Proceedings.
7.8.1    If a Licensed Patent becomes the subject of any proceeding commenced by a Third Party in connection with an opposition, action for declaratory judgment, nullity action, interference or other attack upon the validity, title or enforceability thereof, then Sinopharm shall have the first right, but not the obligation, to control such defense at its own expense using counsel of its own choice. If Sinopharm decides that it does not wish to defend against such action, it shall notify AEZS reasonably in advance of all applicable deadlines, and AEZS shall thereafter have the right, but not the obligation, to assume defense of such action at its own expense.
7.8.2    The Party controlling any defense under this Section 7.8 shall permit the non-controlling Party to participate in the proceedings to the extent permissible under applicable Laws and to be represented by its own counsel at the non-controlling Party's expense. Notwithstanding any of the foregoing, the Party controlling any enforcement action pursuant to Section 7.7 shall also have the sole right to control the response to any attack on the validity, title, or enforceability of a Patent that is asserted by the alleged infringer(s) as a counterclaim or affirmative defense in such action. Neither Party shall have the right to settle any proceeding under this Section 7.8 in a manner that diminishes the rights or interests of the other Party without the prior written consent of such other Party, such consent not to be unreasonably withheld or delayed.
7.8.3    Each Party shall assist and cooperate with the other Party as such other Party may reasonably request from time to time in connection with its activities set forth in Section 7.7.1, including by providing access to relevant documents and other evidence and making its employees available at reasonable business hours; provided that neither Party shall be required to disclose legally privileged information unless and until procedures reasonably acceptable to such Party are in place to protect such privilege. In connection with any such defense or claim or counterclaim, the controlling Party shall consider in good faith any comments from the other Party and shall keep the other Party reasonably informed of any steps taken, and shall provide copies of all documents filed, in connection with such defense, claim or counterclaim. In connection with the activities set forth in Section 7.8.1, each Party shall consult with the other as to the strategy for the defense of the Licensed Patents.
7.9    Patent Marking. Sinopharm shall, to the extent practicable, mark Licensed Products (or when the character of the product precludes marking, the package containing any such Licensed Product) marketed

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and sold by Sinopharm or its Affiliates or their Sublicensees or subcontractors hereunder in accordance with all applicable Laws relating to patent marking.
7.10    Infringement of Third Party Rights. If any Licensed Product used or sold by Sinopharm or its Affiliates or their Sublicensees or subcontractors becomes the subject of a Third Party's claim or assertion of infringement of a Patent granted by a jurisdiction within the Territory, Sinopharm shall promptly notify AEZS, and the Parties shall agree on and enter into a "common interest agreement" wherein the Parties agree to their shared, mutual interest in the outcome of such potential dispute, and thereafter, the Parties shall promptly meet to consider the claim or assertion and the appropriate course of action. Unless agreed otherwise by the Parties, Sinopharm shall be solely responsible for defending against any such claim or assertion, at its sole expense. Sinopharm shall keep AEZS fully informed of such claim and its defense, and shall reasonably consider and seek to accommodate any timely comments of AEZS with respect thereto.
7.11    Third Party Licenses. If, in the reasonable opinion of experienced external patent counsel to Sinopharm, the Exploitation of the Licensed Product in the Field in the Territory by Sinopharm, its Sublicensees or its or their respective Affiliates infringes or misappropriates any Patent or any intellectual property right of a Third Party in any jurisdiction in the Territory, such that Sinopharm, its Sublicensees or its or their respective Affiliates cannot Exploit the Licensed Product in such jurisdiction without infringing the Patent or intellectual property right of such Third Party, then Sinopharm shall have the first right, but not the obligation, to take the lead on negotiating the terms of each such license for one or more jurisdictions in the Territory if Sinopharm shall be responsible for all license fees or other payments due to such Third Party, subject to its right under Section 6.3.3.
7.12    Product Trademarks. Sinopharm shall own all right, title, and interest to the Product Trademarks in the Territory, and shall be responsible for the registration, prosecution, maintenance and enforcement thereof. All costs and expenses of registering, prosecuting, maintaining and enforcing the Product Trademarks shall be borne solely by Sinopharm.
ARTICLE 8
PHARMACOVIGILANCE AND SAFETY
8.1    Each Party shall provide to the other Party information regarding adverse drug experiences associated with its Clinical Studies and/or the sale of Licensed Products in its respective territory (hereinafter "Adverse Experience" or "Adverse Event" which shall be understood as defined in Guideline ICH E2A).
8.2    With respect to any Licensed Product, each Party agrees, until the expiration date of the last lot of such Licensed Product sold and delivered by such Party, promptly to notify the other Party in writing of any information concerning any suspected adverse drug reactions (hereinafter "Adverse Reaction" as defined in Guideline ICH E2). All reports shall be furnished to the other Party in a written report in English.
8.3    With respect to Clinical Studies, each Party shall (i) furnish the other Party with copies of the end-of-study summary of Adverse Advents in English within six (6) months of completion of the applicable study; and (ii) immediately notify the other Party of any unexpected death and/or life- threatening Adverse Reactions which are associated with the use of the Licensed Products, and shall furnish the other Party with a written report in English on such events within five (5) calendar days of the date the observing Party first learned of such events. In addition, all other Serious and Unexpected Adverse Reactions observed in the Clinical Studies shall be furnished to the other Party in a written report in English within ten (10) calendar days after the date the observing Party first learned of the event.
For the purposes of this Section 8.3: (a) "Serious" refers to an event or reaction which is fatal or life-threatening, results in persistent or significant disability, in-patient hospitalization, or prolongation of an existing hospitalization; or is a congenital anomaly, a cancer or the result of an overdose, or an event or reaction that requires medical or surgical intervention to prevent one of the outcomes listed previously. Important medical events or reactions that may not result in death, be life- threatening, or require hospitalization may be considered a serious adverse event or reaction when, based upon appropriate medical judgment, they may jeopardize the patient or subject and may require medical or surgical intervention to prevent one of the outcomes listed in this definition; and (b) "Unexpected" refers

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to a condition or development not listed in the labeling for the Licensed Product, and includes an event or reaction that may be symptomatically and pathophysiologically related to a reaction listed in the labeling, but differs from the reaction because of increased frequency or greater severity or specificity.
8.4    Post-Marketing Surveillance; Periodic Reporting. Sinopharm shall be solely responsible for conducting post-marketing surveillance activities and periodic reporting of Adverse Reactions associated with the Licensed Products in the Territory to the Regulatory Authorities in accordance with all applicable requirements of the Regulatory Authorities. AEZS shall be solely responsible for conducting post-marketing surveillance activities and periodic reporting of Adverse Reactions associated with the Licensed Product outside the Territory to the Regulatory Authorities in accordance with all applicable requirements of the Regulatory Authorities. The procedures for such periodic reporting shall be mutually agreed upon by AEZS and Sinopharm.
8.5    The Parties shall execute a separate pharmacovigilance reporting agreement to specify the details of the Parties' obligations under this Article 8 within 60 days of the Effective Date.
ARTICLE 9
CONFIDENTIALITY AND NON-DISCLOSURE
9.1    Confidentiality Obligations. At all times during the Term and for a period of ten (10) years following termination or expiration of this Agreement, each Party shall, and shall cause its Affiliates and, in the case of Sinopharm as the Receiving Party, its Sublicensees, and its and their respective officers, directors, employees and agents to, keep completely confidential and not publish or otherwise disclose and not use, directly or indirectly, for any purpose, any Confidential Information furnished or otherwise made known to it, directly or indirectly, by the other Party, except to the extent such disclosure or use is expressly permitted by the terms of this Agreement or such use is reasonably necessary for the performance of its obligations or the exercise of its rights under this Agreement. "Confidential Information" means any information provided by one Party (the "Disclosing Party") to the other Party (the "Receiving Party") under or in connection with this Agreement, including the terms of this Agreement or any information relating to the Licensed Products (including the Regulatory Documentation and Regulatory Approvals and any information or data contained therein), any Exploitation of the Licensed Products in the Territory or the scientific, regulatory or business affairs or other activities of either Party. Notwithstanding the foregoing, Confidential Information shall not include any information that:
9.1.1    is or hereafter becomes part of the public domain by public use, publication, general knowledge or the like through no wrongful act, fault or negligence on the part of the Receiving Party;
9.1.2    can be demonstrated by documentation or other competent proof to have been in the Receiving Party's possession prior to disclosure by the Disclosing Party without any obligation of confidentiality with respect to such information;
9.1.3    is subsequently received by the Receiving Party from a Third Party who is not bound by any obligation of confidentiality with respect to such information; or
9.1.4    can be demonstrated by documentation or other competent evidence to have been independently developed by or for the Receiving Party without reference to the Disclosing Party's Confidential Information.
9.1.5    Specific aspects or details of Confidential Information shall not be deemed to be within the public domain or in the possession of the Receiving Party merely because the Confidential Information is embraced by more general information in the public domain or in the possession of the Receiving Party. Further, any combination of Confidential Information shall not be considered in the public domain or in the possession of the Receiving Party merely because individual elements of such Confidential Information are in the public domain or in the possession of the Receiving Party unless the combination and its principles are in the public domain or in the possession of the Receiving Party.

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9.2    Permitted Disclosures. Each Receiving Party may disclose Confidential Information disclosed to it by the Disclosing Party to the extent that such disclosure by the Receiving Party is:
9.2.1    made in response to a valid order of a court of competent jurisdiction or other supra-national, federal, national, regional, state, provincial or local governmental or regulatory body of competent jurisdiction or, if in the reasonable opinion of the Receiving Party's legal counsel, such disclosure is otherwise required by Applicable Law; provided that the Receiving Party shall first have given notice, to the extent legally permitted, to the Disclosing Party and given the Disclosing Party a reasonable opportunity to quash such order and to obtain a protective order requiring that the Confidential Information and documents that are the subject of such order be held in confidence by such court or agency or, if disclosed, be used only for the purposes for which the order was issued; and provided further that if a disclosure order is not quashed or a protective order is not obtained, the Confidential Information disclosed in response to such court or governmental order shall be limited to the information that is legally required to be disclosed in response to such court or governmental order;
9.2.2    made by the Receiving Party to a Regulatory Authority as required in connection with any filing, application or request for Regulatory Approval; provided that reasonable measures shall be taken to obtain confidential treatment of such information;
9.2.3    with respect to this Agreement, made by the parent company of AEZS by filing this Agreement with the Canadian securities regulatory authorities and/or the U.S. Securities and Exchange Commission on a non-confidential basis for the purposes of complying with its disclosure obligations under applicable securities laws and regulations; or
9.2.4    made by the Receiving Party as necessary to file or prosecute Patent applications pursuant to Section 7.4 or Section 7.5, as applicable, prosecute or defend litigation or otherwise establish rights or enforce obligations under this Agreement; provided that reasonable measures shall be taken to obtain confidential treatment of such information;
9.2.5    made by the Receiving Party to actual or prospective acquirers, merger candidates, investors, sublicensees, consultants, agents, subcontractors (and to its and their respective Affiliates, representatives and financing sources); provided that each such Third Party to whom information is disclosed shall (i) be subject to reasonable obligations of confidentiality, (ii) be informed of the confidential nature of the Confidential Information so disclosed, and (iii) agree to hold such Confidential Information subject to the terms thereof.
9.3    Use of Name. Except as expressly provided in this Agreement, neither Party shall mention or otherwise use a Trademark of the other Party or its Affiliates (or any abbreviation or adaptation thereof) in any publication, press release, marketing and promotional material or other form of publicity without the prior written approval of such other Party in each instance, such approval not be unreasonably conditioned, withheld or delayed. The restrictions imposed by this Section 9.3 shall not prohibit either Party from making any disclosure (a) identifying the other Party as a counterparty to this Agreement, (b) that is required by Applicable Law or the requirements of a national securities exchange or another similar regulatory body (provided that any such disclosure shall be governed by this Article 9) or (c) with respect to which written consent has previously been obtained. Further, the restrictions imposed on each Party under this Section 9.3 are not intended, and shall not be construed, to prohibit a Party from identifying the other Party in its internal business communications, provided that any Confidential Information in such communications remains subject to this Article 9.
9.4    Press Releases. As soon as practicable on or shortly following the Effective Date, the Parties shall issue a joint press release in an agreed form. Neither Party shall issue any other press release or other similar public communication relating to this Agreement, its subject matter or the transactions covered by it, or the activities of the Parties under or in connection with this Agreement, without the prior written approval of the other Party, except (a) for communications required by Applicable Law as reasonably advised by the issuing Party's counsel (provided that the other Party is given a reasonable opportunity to review and comment on any such press release or public communication in advance thereof to the extent legally permitted and the issuing Party shall act in good faith to incorporate any comments provided by the other Party on such press release or public communication), (b) for information that has been previously disclosed publicly or (c) as otherwise set forth in this Agreement.

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9.5    Publications. Sinopharm and AEZS each acknowledge the other Party's interest in publishing the results of its research in order to obtain recognition within the scientific community and to advance the state of scientific knowledge. Each Party also recognizes the mutual interest in obtaining valid Patent protection and in protecting business interests and trade secret information. Consequently, except for disclosures permitted pursuant to Section 9.2, either Party, its employees or consultants wishing to make a publication shall deliver to the other Party a copy of the proposed written publication or an outline of an oral disclosure in English at least six (6) weeks prior to submission for publication or presentation. The reviewing Party shall have the right (a) to propose modifications to the publication or presentation for Licensed Patent reasons, trade secret reasons or business reasons or (b) to request a reasonable delay in publication or presentation in order to protect patentable information. If the reviewing Party requests a delay, the publishing Party shall delay submission or presentation for a period of sixty (60) days to enable patent applications protecting each Party's rights in such information to be filed. Upon expiration of such sixty (60) days, the publishing Party shall be free to proceed with the publication or presentation. If the reviewing Party requests modifications to the publication or presentation, the publishing Party shall edit such publication to prevent disclosure of trade secret or proprietary business information prior to submission of the publication or presentation.
9.6    Return or Destruction of Confidential Information. Within 90 days after the termination of this Agreement, or upon the written request of the Disclosing Party, the Receiving Party shall, at the Disclosing Party's discretion, promptly destroy or return to the Disclosing Party all documentary, electronic or other tangible embodiments of the Disclosing Party's Confidential Information to which the Receiving Party does not retain rights hereunder and any and all copies thereof, and destroy those portions of any documents that incorporate or are derived from the Disclosing Party's Confidential Information to which the Receiving Party does not retain rights hereunder, and provide a written certification of such destruction, except that the Receiving Party may retain one copy thereof, to the extent that the Receiving Party requires such Confidential Information for the purpose of performing any obligations or exercising any rights under this Agreement that may survive such expiration or termination, or for archival purposes. Notwithstanding the foregoing, the Receiving Party also shall be permitted to retain such additional copies of any computer records or files containing the Disclosing Party's Confidential Information that have been created solely by the Receiving Party's automatic archiving and back-up procedures, to the extent created and retained in a manner consistent with the Receiving Party's standard archiving and back-up procedures, but not for any other use or purpose.
ARTICLE 10
REPRESENTATIONS AND WARRANTIES
10.1    Representations and warranties of each Party to the Other Party.
Each Party represents and warrants to the other Party that:

(a)	it has the corporate power and authority to execute and deliver this Agreement, and to perform its obligations hereunder;

(b)	the execution, delivery and performance of this Agreement by each Party have been duly and validly authorized and approved by proper corporate action on the part of such Party; and

(c)	it has no legal obligations or commitments to Third Parties inconsistent with this Agreement.
10.2    AEZS Additional Representations and Warranties.
AEZS hereby represents and warrants to Sinopharm that:

(a)
at the time of execution of this Agreement, no claim of ownership, invalidity or patent infringement has been asserted by any Third Party, Affiliate, employee or agent of AEZS against AEZS or, to AEZS' best knowledge, Tulane, with respect to the Licensed Patents and Licensed Know-how nor does AEZS know of any

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reasonable basis for any such claim and, to the best of its knowledge and belief, the Licensed Patents and Licensed Know-how exist and are not invalid or unenforceable, in whole or in part;

(b)
Exhibit B sets forth the complete list of Patents filed in the Territory with respect to the Licensed Compounds and the Licensed Products, and AEZS has the full right, power and authority to grant the licenses under this Agreement;

(c)	it has not previously assigned, transferred, conveyed or otherwise encumbered its right, title and interest in Licensed Patents or Licensed Know-how for or with respect to the Territory;

(d)
to the best of its knowledge and belief, it is the sole and exclusive licensee of the Licensed Patents and owner or licensee of the Licensed Know-how, and the Licensed Patents and Licensed Know-how are free and clear of any liens, charges and encumbrances, and other than Tulane no other person, corporate or other private entity, or governmental entity or subdivision thereof, has or shall have any claim of ownership whatsoever with respect to the Licensed Patents and Licensed Know- how for or with respect to the Territory;

(e)
to the best of its knowledge and belief, the exercise of the license granted to Sinopharm pursuant to this Agreement with respect to the Licensed Patents and Licensed Know-how, and the Exploitation of the Licensed Compounds and Licensed Products do not interfere with or infringe any intellectual property rights owned or possessed by any Third Party for or with respect to the Territory;

(f)
there are no claims, judgments or settlements against or owed by AEZS and no pending or, to the best of its knowledge and belief, threatened claims or litigation relating to the Licensed Patents and Licensed Know- how that would have a material adverse effect on the ability of AEZS to grant the license to Sinopharm in the Territory contemplated by this Agreement;

(g)
it has complied with any applicable Regulatory Authority regulations and requirements relating to the INDs, development, and Clinical Trials (as well as Good Laboratory Practices, Good Clinical Practices and Good Manufacturing Practices (as such terms are defined in applicable law)) for Licensed Compounds and the Licensed Products, for which the failure to so comply would materially adversely affect the Development, Manufacture or Commercialization of Licensed Compounds or Licensed Products in the Territory;

(h)	AEZS has disclosed to Sinopharm all material Adverse Experiences known to it relating to the Licensed Compounds or Licensed Products;

(i)	The Ongoing Clinical Trials constitute all the ongoing clinical trials involving the Licensed Compounds or Licensed Products;

(j)
AEZS has not granted, and during the Term will not grant or make any commitment to grant, any rights which are in conflict with the rights and licenses granted herein, and AEZS has and will maintain and keep in full force and effect during the Term all agreements (including license agreements) and filings (including patent filings) necessary to perform its obligations hereunder.

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10.3    Express Warranties. THE PARTIES INTEND AND AGREE THAT NO WARRANTIES EXIST BEYOND THESE STATED IN THIS AGREEMENT. EXCEPT FOR THE EXPRESS WARRANTIES SET FORTH IN THIS ARTICLE 10, NEITHER PARTY MAKES ANY REPRESENTATIONS AND GRANTS NO WARRANTIES, EXPRESS OR IMPLIED, AND SPECIFICALLY DISCLAIMS ANY OTHER WARRANTIES WHETHER EXPRESS OR IMPLIED.
ARTICLE 11
INDEMNITY
11.1    Indemnification by AEZS. Subject only to the provisions of this Agreement, AEZS hereby agrees to indemnify and hold harmless Sinopharm, and its Affiliates, and the officers, directors, agents, representatives and employees of each of them (each, a "Sinopharm Indemnitee"), upon demand, against all losses, costs, claims, proceedings, actions, damages, liabilities, penalties and expenses, including reasonable legal fees and expenses, suffered or incurred by any of them (collectively, "Losses") to the extent arising out of, resulting from or in connection with claims brought by a Third Party against a Sinopharm Indemnitee or any Sinopharm Sublicensee that are based upon: (i) the breach of any representation, warranty or obligation under this Agreement by AEZS, (ii) the registration, Manufacture, distribution, sale, marketing and promotion of the Licensed Compounds and the Licensed Products outside the Territory by AEZS or its Related Parties, or (iii) the gross negligence or willful misconduct of AEZS; in each case, except to the extent caused by breach of representations, warranties or obligations under this Agreement by Sinopharm, or the gross negligence or willful misconduct of Sinopharm.
11.2    Indemnification by Sinopharm. Subject only to the provisions of this Agreement, Sinopharm hereby agrees to indemnify and hold harmless AEZS, its Affiliates, and the officers, directors, agents, representatives and employees of each of them (each, an "AEZS Indemnitee"), upon demand, against all Losses to the extent arising out of, resulting from or in connection with claims brought by a Third Party against an AEZS Indemnitee that are based upon: (i) the breach of any representation, warranty or obligation under this Agreement by Sinopharm, (ii) the registration, manufacture, distribution, sale, marketing and promotion of the Licensed Compounds and the Licensed Products in the Territory by Sinopharm or its Related Parties, (iii) the gross negligence or willful misconduct of Sinopharm; in each case, except to the extent caused by breach of representations, warranties or obligations under this Agreement by AEZS or its Affiliates, or the gross negligence or willful misconduct of AEZS or its Affiliates.
11.3    Procedure. If any Third Party notifies any Party hereto (the "Indemnified Party") with respect to any matter that may give rise to a claim for indemnification against the other Party hereto (the "Indemnifying Party") under this Article 11, then the Indemnified Party will notify the Indemnifying Party thereof promptly and in any event within thirty (30) days after receiving any written notice from a Third Party; and then solely to the extent that, the Indemnifying Party is prejudiced thereby. Once the Indemnified Party has given notice of the matter to the Indemnifying Party, the Indemnified Party may defend against the matter in any manner it reasonably may deem appropriate. If the Indemnifying Party notifies the Indemnified Party within thirty (30) days after the date the Indemnified Party has given notice of the matter that the Indemnifying Party is assuming the defense of such matter, then (i) the Indemnifying Party will defend the Indemnified Party against the matter with counsel of its choice reasonably satisfactory to the Indemnified Party, (ii) the Indemnified Party may retain separate counsel at its sole cost and expense, (iii) the Indemnified Party will not consent to the entry of a judgment or enter into any settlement with respect to the matter without the written consent of the Indemnifying Party, which shall not be withheld or delayed unreasonably, and (iv) the Indemnifying Party will not consent to the entry of a judgment with respect to the matter or enter into any settlement that does not include a provision whereby the plaintiff or claimant in the matter releases the Indemnified Party from all liability with respect thereto, without the written consent of the Indemnified Party, which shall not be withheld or delayed unreasonably.

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11.4    No Lost Profit. IN NO EVENT SHALL EITHER PARTY BE LIABLE TO THE OTHER PARTY, ITS RELATED PARTIES, THEIR RESPECTIVE OFFICERS, DIRECTORS, AGENTS, REPRESENTATIVES OR EMPLOYEES FOR ANY LOST PROFITS, LOSS OF BUSINESS, LOSS OF CONTRACTS, OR CONSEQUENTIAL, INDIRECT, INCIDENTAL, PUNITIVE, EXEMPLARY OR SPECIAL DAMAGES OF THE OTHER PARTY ARISING FROM OR IN CONNECTION WITH THIS AGREEMENT, PROVIDED, HOWEVER, THAT THIS SECTION 11.4 SHALL NOT LIMIT EITHER PARTY'S INDEMNIFICATION OBLIGATIONS UNDER SECTION 11.1.
ARTICLE 12
TERM AND TERMINATION
12.1    Expiration. This Agreement shall become effective as of the Effective Date and unless sooner terminated pursuant to other sections of this Agreement shall continue in effect until the expiration of the Royalty Term. Upon expiration of this Agreement, the license granted to Sinopharm under Section 2.1 shall become a fully paid-up, perpetual license.
12.2    Termination by Sinopharm. Sinopharm shall have the right to terminate this Agreement upon [*][Exclusion of confidential competitive information] written notice to AEZS if there are material safety, efficacy, commercial or regulatory reasons for doing so and reasonable explanation of such reasons are provided to AEZS in writing at the time of notification.
12.3    Termination for Breach. Upon a material breach of any term of this Agreement by either Party, the other Party may give written notice of such breach to the breaching Party requesting cure of such breach within ninety (90) days of such notice. Should the breaching Party fail to cure such breach within such ninety (90) day cure period, the other Party may immediately terminate this Agreement by written notice; provided, however, in the event of a good faith dispute with respect to the existence of such material breach, the ninety (90) day cure period shall be tolled until such time as the dispute is resolved pursuant to Section 13.8.
12.4    Termination for Bankruptcy. This Agreement may be terminated, to the extent permitted by applicable law, by either Party upon the filing or institution of bankruptcy, reorganization, liquidation or receivership proceedings, or upon an assignment of a substantial portion of the assets for the benefit of creditors by the other Party; provided, however, that in the case of any involuntary bankruptcy proceeding such right to terminate shall only become effective if the Party subject to such proceeding consents to the involuntary bankruptcy or such proceeding is not dismissed within ninety (90) days after the filing thereof upon written notice in case the other Party.
12.5    Consequences of Termination.

(a)
Upon Termination or expiration of this Agreement, (i) except for the surviving provisions set forth in Section 12.9 and the accrued rights of the Parties, all other rights and obligations of the Parties under this Agreement shall terminate as of the effective date of such termination; (ii) each Party shall pay all amounts then due and owing as of the effective date of such termination and (iii) no later than thirty (30) days after the effective date of such termination, each Party shall return or cause to be returned to the other Party all Confidential Information in tangible form received from the other Party and all copies thereof; provided, however, that each Party may retain one copy of Confidential Information received from the other Party in accordance with Section 9.6; and

(b)
Upon the termination of this Agreement by AEZS pursuant to Section 12.2, 12.3 or 12.4, (i) to the extent that as of the effective date of such termination the Licensed Compounds or Licensed Products had not been terminated or suspended by Sinopharm due to safety and/or toxicity concerns, Sinopharm shall to the extent permitted by Applicable Laws, transfer and assign to AEZS or its designees all data and documents, INDs, NDA, and other regulatory filings and approvals for the Licensed Products in the Territory in Sinopharm's Control as of the effective date of such termination that solely relate to and are reasonably necessary for AEZS to continue the development and commercialization of the Licensed

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Products in the Field in the Territory (collectively, "Supporting Documents"); provided that all Supporting Documents will be supplied by Sinopharm on an "as-is" basis only and Sinopharm shall have no liability whatsoever as to Supporting Documents, including without limitation, with respect to the reliance upon or use of Supporting Documents by AEZS, its Affiliates or any Third Party; (ii) AEZS shall have the option to purchase any remaining inventory of Licensed Compounds and Licensed Products at a price to be mutually agreed upon by the Parties.
12.6    Upon the termination by Sinopharm pursuant and as permitted by to Section 12.2, or 12.4; Sinopharm's licenses pursuant to Section 2.1 shall become fully paid-up, perpetual licenses.
12.7    Regulatory Responsibilities of Both Parties. Even after the termination for any grounds, each Party shall comply with the regulatory requirements which the Regulatory Authority within its respective territory imposes on such Party, if any.
12.8    Accrued Rights. Termination of this Agreement shall not relieve the Parties of any liability or obligation which accrued under this Agreement prior to the termination. In addition, termination of this Agreement shall not preclude either Party from pursuing all rights and remedies it may have under this Agreement or at law or in equity with respect to any breach of this Agreement.
12.9    Survival Clauses. Even after this Agreement is terminated or has expired, the following Sections shall survive the expiration or termination of this Agreement: Articles 1, 7, 9, 11, 12 and 13 until the third (3rd) anniversary of the termination or expiration of this Agreement or such later date as such surviving Sections may expressly prescribe.
ARTICLE 13
MISCELLANEOUS
13.1    Headings. The headings and captions used in this Agreement to the several Articles, Sections and subsections hereof are for the convenience of the Parties only and are not to be construed to define, limit or affect the construction or interpretation hereof.
13.2    Severability. In the event that one or more provisions of this Agreement is held invalid, illegal or unenforceable in any respect, then such provision shall not render any other provision of this Agreement invalid or unenforceable, and all other provisions shall remain in full force and effect and shall be enforceable, unless the provisions which have been found to be invalid or unenforceable shall substantially affect the remaining rights or obligations granted or undertaken by either Party. The Parties agree to attempt to substitute for any invalid or unenforceable provision a provision which achieves to the greatest extent possible the economic objectives of the invalid or unenforceable provision.
13.3    Amendment. This Agreement may not be changed, modified, amended or supplemented except by a written agreement signed by both Parties.
13.4    Assignment; Subcontracting.
(a)    Except as provided in this Section 13.4, this Agreement and the rights and obligations established hereunder may not be assigned or otherwise transferred by either Party without the prior written consent of the other Party, such consent not to be unreasonably withheld or delayed. Any attempted assignment not in accordance with this Section 13.4 shall be void. Any permitted assignee shall assume all assigned obligations of its assignor under this Agreement. Notwithstanding the foregoing, AEZS may, with thirty (30) days' written notice to Sinopharm, assign its rights pursuant to this Agreement and delegate its obligations pursuant to this Agreement to one or more of its Affiliates, in whole or in part, without the consent of Sinopharm.
(b)    Sinopharm may subcontract the exercise of its rights and the performance of its obligations under this Agreement; provided that (a) Sinopharm shall oversee the performance by its subcontractors of the subcontracted activities in a manner that would be reasonably expected to result in their timely and successful

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completion and shall remain responsible for the performance of such activities in accordance with this Agreement and the Development Plan; (b) any agreement pursuant to which Sinopharm engages a subcontractor must (i) be consistent with this Agreement and (ii) contain terms obligating such subcontractor to comply with confidentiality provisions that are at least as restrictive as those set forth in Article 9; and (c) Sinopharm shall procure that each subcontractor also enter into a confidentiality and non-disclosure agreement directly with AEZS on terms at least as restrictive as set forth in Article 9.
13.5    Independent Party. It is expressly agreed that AEZS and Sinopharm shall be independent contractors and that the relationship between the two Parties shall not constitute a partnership, joint venture or agency. Neither AEZS nor Sinopharm shall have the authority to make any statements, representations or commitments of any kind, or to take any action, which shall be binding on the other Party, without the prior written consent of the other.
13.6    Waiver. The failure of any Party to enforce at any time any provision of this Agreement, or any right with respect thereto, or to exercise any election herein provided, shall in no way be considered to be a waiver of such provision, right or election, or in any way affect the validity of this Agreement. The exercise by any Party of any right or election under the terms or covenants herein shall not preclude or prejudice any Party from exercising the same or any other right it may have under this Agreement, irrespective of any previous action or proceeding taken by the Parties hereunder.
13.7    Force Majeure. Neither Party shall be liable to the other Party nor be deemed to have defaulted under or breached this Agreement for non-performance or delay in performance to the extent caused by or resulting from causes beyond the reasonable control of such Party, potentially including, without limitation, wars (whether declared or not), hostilities, acts of terrorism, revolutions, riots, civil disturbances, national emergencies, strikes, lockouts, unavailability of supplies, shortage of raw material or energy, computer viruses, epidemics, fires, floods, earthquakes, other forces of nature, explosions, embargoes, or any other Acts of God, or any laws, proclamations, regulations, ordinances, or other acts omissions or delays in acting by any court, government or governmental agency or government authority or the other Party. Any occurrence of Force Majeure shall be reported by the affected Party to the other Party as soon as reasonably practicable, and the affected party shall promptly undertake all reasonable efforts necessary to cure such force majeure circumstances.
13.8    Dispute Resolution and Arbitration. The Parties shall negotiate in good faith and use reasonable efforts to settle any dispute, controversy or claim arising from or related to this Agreement or the breach thereof. In the event that any such dispute after such good faith negotiation cannot be resolved by their respective staff, said dispute shall be referred promptly to the President of Sinopharm, and the President and Chief Executive Officer of the parent company of AEZS, who shall make a good faith effort to resolve the matter within ninety (90) days from the date of any such referral. If the matter has not been fully resolved utilizing the process set forth above, and a Party wishes to pursue the matter, each such dispute shall be finally resolved through binding arbitration in Hong Kong administered by the Hong Kong International Arbitration Centre under the Hong Kong International Arbitration Centre Administered Arbitration rules in force when the Notice of Arbitration is submitted. The tribunal shall consist of three (3) arbitrators, with each Party appointing one arbitrator and the third arbitrator to be selected by mutual agreement of the two arbitrators appointed by the Parties and, if no agreement is reached within thirty (30) days, the third arbitrator shall be appointed by the Arbitrator Appointment Committee of the Hong Kong International Arbitration Centre. The language of the arbitration shall be English. The arbitrators shall have no authority to award punitive or any other type of damages not measured by a Party's compensatory damages. Each Party shall bear its own costs and expenses and attorneys' fees and an equal share of the arbitrators' fees and any administrative fees of arbitration.
Except to the extent necessary to confirm an award or as may be required by law, neither a Party nor an arbitrator may disclose the existence, content, or results of an arbitration without the prior written consent of both Parties. In no event shall an arbitration be initiated after the date when commencement of a legal or equitable proceeding based on the dispute, controversy or claim would be barred pursuant to the Hong Kong Limitation Ordinance (Cap. 347).

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The Parties agree that, in the event of a dispute over the nature or quality of performance under this Agreement, neither Party may terminate this Agreement until final resolution of the dispute through arbitration or other judicial determination. Nothing in this Section 13.8 will preclude either Party from seeking interim or provisional relief from a court of competent jurisdiction, including a temporary restraining order, preliminary injunction or other interim equitable relief, concerning a dispute either prior to or during any arbitration if necessary to protect the interests of such Party or to preserve the status quo pending the arbitration proceeding.
13.9    Governing Law. This Agreement shall be governed by and construed in accordance with the laws of Hong Kong without referring to stipulations concerning conflicts of law and excluding the United Nations Convention on the International Sale of Goods (CISG).
13.10    Language. Unless otherwise mutually agreed between the Parties, the language of this Agreement and of any communication between the Parties shall be in English.
13.11    Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument.
13.12    Cumulative Remedies. No remedy referred to in this Agreement is intended to be exclusive, but each shall be cumulative and in addition to any other remedy referred to in this Agreement or otherwise available under law.
13.13    Waiver of Rule of Construction. Each Party has had the opportunity to consult with counsel in connection with the review, drafting and negotiation of this Agreement. Accordingly, the rule of construction that any ambiguity in this Agreement shall be construed against the drafting Party shall not apply.
13.14    Certain Conventions. Any reference in this Agreement to an Article, Section, subsection, paragraph, clause, Schedule or Exhibit shall be deemed to be a reference to an Article, Section, subsection, paragraph, clause, Schedule or Exhibit, of or to, as the case may be, this Agreement, unless otherwise indicated. Unless the context of this Agreement otherwise requires, (a) words of any gender include each other gender, (b) words such as "herein", "hereof", and "hereunder" refer to this Agreement as a whole and not merely to the particular provision in which such words appear, and (c) words using the singular shall include the plural, and vice versa.
13.15    Business Day Requirements. In the event that any notice or other action or omission is required to be taken by a Party under this Agreement on a day that is not a business day then such notice or other action or omission shall be deemed to be required to be taken on the next occurring business day.
13.16    Notices. Any notice, request, demand, waiver, consent, approval or other communication permitted or required under this Agreement shall be in writing, shall refer specifically to this Agreement and shall be deemed given only if delivered by hand or sent by facsimile transmission (with transmission confirmed) or by internationally recognized overnight delivery service that maintains records of delivery, addressed to the Parties at their respective addresses specified below or to such other address as the Party to whom notice is to be given may have provided to the other Party in accordance with this Section 13.16. Such notice shall be deemed to have been given as of the date delivered by hand or transmitted by facsimile (with transmission confirmed) or on the third Business Day (at the place of delivery) after deposit with an internationally recognized overnight delivery service. Any notice delivered by facsimile shall be confirmed by a hard copy delivered as soon as practicable thereafter. This Section 13.16 is not intended to govern the day-to-day business communications necessary between the Parties in performing their obligations under the terms of this Agreement.
If to Sinopharm, to:
Sinopharm A-think Pharmaceuticals Co., Ltd.
Attention: Yuchun Zhang
Facsimile: +86 431 85101167 or +86 015526634308
No. 1, Yi Xin Road, Shuangyang Economic Development Zone, Changchun,
Jilin Province, China

[*] Confidential Treatment Requested

with a copy to (which shall not constitute notice): Cooley LLP
IFC - Tower 2, Level 35, Unit 3510
8 Century Avenue
Pudong New Area
Shanghai, 200120, China
Attention: Christina Zhang
Facsimile: +8621 60300700
If to AEZS, to:
Aeterna Zentaris GmbH
Weismüllerstrasse 50
60314 Frankfurt
Germany
Attention: Eckhard Guenther, VP Business Development
Facsimile: +49 69 426 02 3296
With a copy to:
Aeterna Zentaris, Inc.
315 Sigma Drive, Suite 302D
Summerville, South Carolina 29483
USA
Attention: Philip A. Theodore, General Counsel
13.17    No Benefit to Third Parties. The representations, warranties, covenants and agreements set forth in this Agreement are for the sole benefit of the Parties and their successors and permitted assigns, and they shall not be construed as conferring any rights on any other Persons.
13.18    Further Assurance. Each Party shall duly execute and deliver, or cause to be duly executed and delivered, such further instruments and do and cause to be done such further acts and things, including the filing of such assignments, agreements, documents and instruments, as may be necessary or as the other Party may reasonably request in connection with this Agreement or to carry out more effectively the provisions and purposes hereof, or to better assure and confirm unto such other Party its rights and remedies under this Agreement.
13.19    Agreement Recordals. Sinopharm shall bear all responsibility for meeting any approval or recordal obligations in respect of this Agreement with any Regulatory Authorities under Applicable Law, including in particular with the Ministry of Commerce and State Administration of Foreign Exchange of the People's Republic of China.
[SIGNATURE PAGE FOLLOWS.]

[*] Confidential Treatment Requested

THIS AGREEMENT IS EXECUTED by the authorized representatives of the Parties as of the date first written above.

	Aeterna Zentaris GmbH		Sinopharm A-think Pharmaceutical Co., Ltd.

By:	/s/ Richard Sachse	By:	/s/ ZhiDan Jia
Name:	Dr. Richard Sachse	Name:	Dr. ZhiDan Jia
Title:	Managing Director	Title:	General Manager

[*] Confidential Treatment Requested

EXHIBIT A - INITIAL LIST OF LICENSED KNOW-HOW
1.    CTD Documentation

Table of Contents: Overviews, Summaries, Expert reports, Other Documents
Ref. No.	Title
Quality
Toxicology and Pharmacology
Clinical
Other Summaries
1	[*][Exclusion of confidential technical information]
1	[*][Exclusion of confidential technical information]
1	[*][Exclusion of confidential technical information]
1	[*][Exclusion of confidential technical information]
1	[*][Exclusion of confidential technical information]
1	[*][Exclusion of confidential technical information]
1	[*][Exclusion of confidential technical information]
Table of Contents: Quality Documentation
Ref. No.	Title
3.2.P	Drug Product 50 mg
3.2.P.1	Description and Composition of the Drug Product
3.2.P.2	Pharmaceutical Development
3.2.P.3	Manufacture
1	[*][Exclusion of confidential technical information]
1	[*][Exclusion of confidential technical information]
1	[*][Exclusion of confidential technical information]
2	[*][Exclusion of confidential technical information]
3	[*][Exclusion of confidential technical information]
3.2.P.4	Control of Excipients
3.2.P.5	Control of Drug Product
3.2.P.5.1	Specifications
1	[*][Exclusion of confidential technical information]
1	[*][Exclusion of confidential technical information]
1	[*][Exclusion of confidential technical information]
2	[*][Exclusion of confidential technical information]
2	[*][Exclusion of confidential technical information]
3.2.P.5.2	Analytical Procedures
1	[*][Exclusion of confidential technical information]
1	[*][Exclusion of confidential technical information]
3.2.P.5.3	Validation of analytical procedures
1	[*][Exclusion of confidential technical information]

[*] Confidential Treatment Requested

1	[*][Exclusion of confidential technical information]
2	[*][Exclusion of confidential technical information]
2	[*][Exclusion of confidential technical information]
3	[*][Exclusion of confidential technical information]
3.2.P.6	Reference Standards and Materials
3.2.P.7	Container Closure System
3.2.P.8	Stability
1	[*][Exclusion of confidential technical information]
2	[*][Exclusion of confidential technical information]
2	[*][Exclusion of confidential technical information]
Table of Contents: Quality Documentation
Ref. No.	Title
3.2.P	Drug Product 100 mg
3.2.P.1	Description and Composition of the Drug Product
3.2.P.2	Pharmaceutical Development
1	[*][Exclusion of confidential technical information]
2	[*][Exclusion of confidential technical information]
3	[*][Exclusion of confidential technical information]
3.2.P.3	Manufacture
1	[*][Exclusion of confidential technical information]
1	[*][Exclusion of confidential technical information]
2	[*][Exclusion of confidential technical information]
2	[*][Exclusion of confidential technical information]
2	[*][Exclusion of confidential technical information]
3.2.P.4	Control of Excipients
3.2.P.5	Control of Drug Product
3.2.P.5.1	Specifications
1	[*][Exclusion of confidential technical information]
1	[*][Exclusion of confidential technical information]
1	[*][Exclusion of confidential technical information]
1	[*][Exclusion of confidential technical information]
2	[*][Exclusion of confidential technical information]
2	[*][Exclusion of confidential technical information]
2	[*][Exclusion of confidential technical information]
3.2.P.5.2	Analytical Procedures
1	[*][Exclusion of confidential technical information]
1	[*][Exclusion of confidential technical information]
1	[*][Exclusion of confidential technical information]
1	[*][Exclusion of confidential technical information]
3.2.P.5.3	Validation of analytical procedures

[*] Confidential Treatment Requested

1	[*][Exclusion of confidential technical information]
2	[*][Exclusion of confidential technical information]
2	[*][Exclusion of confidential technical information]
3	[*][Exclusion of confidential technical information]
4	[*][Exclusion of confidential technical information]
5	[*][Exclusion of confidential technical information]
5	[*][Exclusion of confidential technical information]
3.2.P.6	Reference Standards and Materials
3.2.P.7	Container Closure System
3.2.P.8	Stability
3.2.P.8.1.	Stability Summary and Conclusion
1	[*][Exclusion of confidential technical information]
1	[*][Exclusion of confidential technical information]
1	[*][Exclusion of confidential technical information]
1	[*][Exclusion of confidential technical information]
2	[*][Exclusion of confidential technical information]
2	[*][Exclusion of confidential technical information]
3.2.P.8.3	Stability Data
1	[*][Exclusion of confidential technical information]
1	[*][Exclusion of confidential technical information]
2	[*][Exclusion of confidential technical information]
3	[*][Exclusion of confidential technical information]
3	[*][Exclusion of confidential technical information]
3	[*][Exclusion of confidential technical information]
3	[*][Exclusion of confidential technical information]
4	[*][Exclusion of confidential technical information]
4	[*][Exclusion of confidential technical information]
Table of Contents: Quality Documentation
Ref. No.	Title
3.2	Body of Data
3.2.S	Drug Substance
3.2.S.1	General Information
3.2.S.2	Manufacture
3.2.S.3	Characterisation
3.2.S.4	Control of Drug Substance
3.2.S.4.1	Specification
1	[*][Exclusion of confidential technical information]
1	[*][Exclusion of confidential technical information]
1	[*][Exclusion of confidential technical information]
1	[*][Exclusion of confidential technical information]

[*] Confidential Treatment Requested

1	[*][Exclusion of confidential technical information]
1	[*][Exclusion of confidential technical information]
1	[*][Exclusion of confidential technical information]
1	[*][Exclusion of confidential technical information]
1	[*][Exclusion of confidential technical information]
2	[*][Exclusion of confidential technical information]
3.2.S.4.2	Analytical Procedures
1	[*][Exclusion of confidential technical information]
1	[*][Exclusion of confidential technical information]
2	[*][Exclusion of confidential technical information]
2	[*][Exclusion of confidential technical information]
2	[*][Exclusion of confidential technical information]
2	[*][Exclusion of confidential technical information]
2	[*][Exclusion of confidential technical information]
3	[*][Exclusion of confidential technical information]
3.2.S.4.3	Validation of analytical Procedures
1	[*][Exclusion of confidential technical information]
1	[*][Exclusion of confidential technical information]
1	[*][Exclusion of confidential technical information]
2	[*][Exclusion of confidential technical information]
2	[*][Exclusion of confidential technical information]
2	[*][Exclusion of confidential technical information]
2	[*][Exclusion of confidential technical information]
3	[*][Exclusion of confidential technical information]
3	[*][Exclusion of confidential technical information]
4	[*][Exclusion of confidential technical information]
4	[*][Exclusion of confidential technical information]
4	[*][Exclusion of confidential technical information]
4	[*][Exclusion of confidential technical information]
5	[*][Exclusion of confidential technical information]
6	[*][Exclusion of confidential technical information]
7	[*][Exclusion of confidential technical information]
8	[*][Exclusion of confidential technical information]
9	[*][Exclusion of confidential technical information]
10	[*][Exclusion of confidential technical information]
10	[*][Exclusion of confidential technical information]
3.2.S.5	Reference Standards or Materials
3.2.S.6	Container Closure System
3.2.S.7	Stability
1	[*][Exclusion of confidential technical information]1

[*] Confidential Treatment Requested

2	[*][Exclusion of confidential technical information]
2	[*][Exclusion of confidential technical information]
2	[*][Exclusion of confidential technical information]
3	[*][Exclusion of confidential technical information]
3	[*][Exclusion of confidential technical information]
4	[*][Exclusion of confidential technical information]
4	[*][Exclusion of confidential technical information]
4	[*][Exclusion of confidential technical information]
5	[*][Exclusion of confidential technical information]
5	[*][Exclusion of confidential technical information]
Table of Contents: Non Clinical Documentation
Ref. No.	Title
4.2.1	Pharmacology
4.2.1.1	Primary pharmacodynamics
4.2.1.2	Secondary pharmacodynamics
1	Reference 1-20
2	[*][Exclusion of confidential technical information]
4.2.1.3	Safety pharmacology
1	[*][Exclusion of confidential technical information]
2	[*][Exclusion of confidential technical information]
3	[*][Exclusion of confidential technical information]
4	[*][Exclusion of confidential technical information]
4.2.1.4	Pharmacodynamic drug interactions

4.2.2	Pharmacokinetics

4.2.2.1	Analytical methods and validation reports
1	[*][Exclusion of confidential technical information]
4.2.2.2	Absorption

4.2.2.3	Distribution

4.2.2.4	Metabolism
1	[*][Exclusion of confidential technical information]
1a	[*][Exclusion of confidential technical information]
4.2.2.5	Excretion

4.2.2.6	Pharmacokinetic drug interactions (non clinical)

4.2.2.7	Other pharmacokinetic studies

[*] Confidential Treatment Requested

4.2.3	Toxicology
4.2.3.1	Single-dose toxicity
1	[*][Exclusion of confidential technical information]
2	[*][Exclusion of confidential technical information]
4.2.3.2	Repeat-dose toxicity
1	[*][Exclusion of confidential technical information]
2	[*][Exclusion of confidential technical information]
3	[*][Exclusion of confidential technical information]
3	[*][Exclusion of confidential technical information]
3	[*][Exclusion of confidential technical information]
3	[*][Exclusion of confidential technical information]
3	[*][Exclusion of confidential technical information]
3	The following report is described in the report 4.2.3.2(5): [*][Exclusion of confidential technical information]
4	[*][Exclusion of confidential technical information]
4	[*][Exclusion of confidential technical information]
4	[*][Exclusion of confidential technical information]
4	[*][Exclusion of confidential technical information]
4	[*][Exclusion of confidential technical information]

4.2.3.3	Genotoxicity

4.2.3.5	Reproductive and developmental toxicity

4.2.3.6	Local tolerance
1	[*][Exclusion of confidential technical information]
4.2.3.7	Other toxicity studies

4.3	Literature References
1
Arencibia JM, Schally AV, Krupa M, Bajo AM, Nagy A, Szepeshazi K, Plonowski A Targeting of doxorubicin to ES-2 human ovarian cancers in nude mice by linking to an analog of luteinizing hormone-releasing hormone improves its effectiveness
Int. J. Oncology 2001; 19:571-7

2	Bahk JY, et al. Gonadotropin-releasing hormone (GnRH) and GnRH receptor in bladder cancer epithelia and GnRH effect on bladder cancer cell proliferation. Urol Int 2008;80(4):431-8
3
Bajo AM, Schally AV, Halmos G, Nagy A
Targeted doxorubicin-containing luteinizing hormone-releasing hormone analogue AN-152 inhibits the growth of doxorubicin-resistant MX-1 human breast cancers. Clin Cancer Res 2003; 9:3742-8

4
Buchholz S, Seitz S, Schally AV, et al. Triple-negative breast cancers express receptors for luteinizing hormone-releasing hormone (LHRH) and respond to LHRH antagonist cetrorelix with growth inhibition. Int J Oncol 2009;35:789-96.

5	Foest C, et al. Targeted chemotherapy for triple-negative breast cancers via LHRH receptor. Oncol Rep 2011;25(5):1481-7.

[*] Confidential Treatment Requested

6
Gründker C, Völker P, Griesinger F, Ramaswamy A, Nagy A, Schally AV, Emons
G. Antitumor effects of cytotoxic LHRH analog AN-152 on human endometrial and ovarian cancers xenografted into nude mice
Am J Obstet Gynecol 2002; 187(3):528-37

7	Halmos G, Nagy A, Lamharzi N, Schally AV Cytotoxic analogs of luteinizing hormone-releasing hormone bind with high affinity to human breast cancers Cancer letters 1999; 136:129-36
8
Jaszberenyi M, Schally AV, Block NL, Nadji M, Vidaurre I, Szalontay L, Rick FG. Inhibition of U-87 MG glioblastoma by AN-152 (AEZS-108), a targeted cytotoxic analog of luteinizing hormone-releasing hormone. Oncotarget. 2013;4:422-32.

9	Krebs LJ, Wang X, Nagy A, Schally AV, Prasad PN, Liebow C Bombesin and epidermal growth factor potentiate the effect of a cyclotoxic LH-RH analog in vitro Int J Oncol 2002; 21:1325-9
10
Krebs LJ, Wang X, Nagy A, Schally AV, Prasad PN, Liebow C
A conjugate of doxorubicin and an analog of Luteinizing Hormone-Releasing Hormone shows increased efficacy against oral and laryngeal cancers
Oral Oncol 2002; 38:657-63

11
Krebs LJ, Wang X, Pudavar HE, Bergey EJ, Schally AV, Nagy A, Prasad PN, Liebow C
Regulation of targeted chemotherapy with cytotoxic lutenizing hormone-releasing hormone analogue by epidermal growth factor
Cancer Res 2000; 60:4194-9

12
Letsch M, Schally AV, Szepeshazi K, Halmos G, Nagy A
Preclinical evaluation of targeted cytotoxic luteinizing hormone-releasing hormone analogue AN-152 in androgen-sensitive and insensitive prostate cancers
Clin Cancer Res 2003; 9:4505-13.

13
Miyazaki M, Nagy A, Schally AV, Lamharzi N, Halmos G, Szepeshazi K, Groot K, Armatis P
Growth inhibition of human ovarian cancers by cytotoxic analogues of luteinizing hormone-releasing hormone
J Natl Cancer Inst 1997;89:1803-9

14
Nagy A, Schally AV, Armatis F, Szepeshazi K, Halmos G, Kovacs M, Zarandi M, Groot K, Miyazaki M, Jungwirth A, Horvath J
Cytotoxic analogs of luteinizing hormone-releasing hormone containing doxirubicin or 2-pyrrolinodoxirubicin, a derivative 500 -1000 times more potent
Proc. Natl. Acad. Sci USA 1996; 93:7269-73

15
Reutter M, Emons G, Gründker C. Starving tumors: inhibition of glycolysis reduces viability of human endometrial and ovarian cancer cells and enhances antitumor efficacy of GnRH receptor-targeted therapies. Int J Gynecol Cancer 2013;23:34-40.

16
Szepeshazi K, Schally AV, Nagy A, Halmos G, Groot K
Targeted cytotoxic luteinizing hormone releasing hormone (LH-RH analogs inhibit growth of estrogen independent MXT mouse mammary cancers in vivo by decreasing cell proliferation and inducing apoptosis
Anti-cancer drugs 1997;8:974-87

17	Szepeshazi K, Schally AV, Nagy A Effective treatment of advanced estrogen-independent MXT mouse mammary cancers with targeted cytotoxic LH-RH analogs Breast Cancer Res Treat 1999 ;56:267-76
18
Wang X, Pudavar HE, Kapor R, Krebs LJ, Bergey EJ, Liebow C, Prasad PN, Nagy A, Schally AV
Studies on the mechanism of action of a targeted chemotherapeutic drug in living cancer cells by two photon laser scanning microspectrofluorometry
J. Biomedical Optics 2001; 6:319-25

19
Wang X, Krebs L, Al-Nuri M, Pudavar HE, Ghosal S, Liebow C, Nagy A, Schally AV, Prasad PN
A chemically labeled cytotoxic agent: Two-photon fluorophore for optical tracking of cellular pathway in chemotherapy
Proc. Natl. Acad. Sci USA 1999; 96:11081-4

[*] Confidential Treatment Requested

20
Westphalen S, Kotulla G, Kaiser F, Krauss W, Werning G, Elsässer HP, Nagy A, Schulz KD, Gründker C, Schally AV, Emons G
Receptor mediated antiproliferative effects of the cytotoxic LHRH agonist AN-152 in human ovarian and endometrial cancer cell lines
Int. J. Oncology 2000; 17:1063-9

Table of Contents: Clinical Documentation
Ref. No.	Title
5.2	Tabular listings of all clinical studies
5.3	Clinical study reports
5.3.1	Reports of biopharmaceutic studies
5.3.1.4	Reports of Bioanalytical and Analytical Methods
1	[*][Exclusion of confidential technical information]
1	[*][Exclusion of confidential technical information]
5.3.2	Reports of studies pertinent to pharmacokinetics using human biomaterials

5.3.3	Reports of human pharmacokinetic (PK) studies
1	[*][Exclusion of confidential technical information]
1	[*][Exclusion of confidential technical information]
5.3.4	Reports of human pharmacodynamic (PD) studies
5.3.5	Reports of efficacy and safety studies
1	[*][Exclusion of confidential technical information]
1	[*][Exclusion of confidential technical information]
2	[*][Exclusion of confidential technical information]

5.4	Literature References

1
Emos G. et al, Efficacy and safety of AEZS-108 (LHRH agonist linked to doxorubicin) in women with advanced or recurrent endometrial cancer expressing LHRH receptors, International Journal of Gynecological Cancer 2014 Feb, 24 (2): 260-5

2
Emos G. et al., Efficacy and safety of AEZS-108 (INN: Doxorubicin Acetate) an LHRH agonist linked to doxorubicin in women with platinum refractory or resistant ovarian cancer expressing LHRH receptors: A multicenter Phase II trial of the ago- study group (AGO GYN 5), Gynecol Oncol 2014 Jun, 133 (3): 427-32

3
Emons G, Tomov S, Harter P, Sehouli J, Wimberger P, Staehle A, Hanker LC, Hilpert F, Dall P, Gruendker C, AGO Study Group. Phase II study of AEZS-108 (AN-152), a targeted cytotoxic LHRH analog, in patients with LHRH receptor- positive platinum resistant ovarian cancer. J Clin Oncol 2010 ASCO Annual Meeting Proceedings;28(15s):abstract 5035.

4
Emons G, Sehouli J, Gorchev G, Hristamian A, Staehle A, Hanker LC, Wimberger P, Beckmann MW, Taskova V, Gruendker C. Phase II study of AEZS-108 (AN- 152), a targeted cytotoxic LHRH analog, in patients with LHRH receptor positive endometrial cancer. Eur J Cancer 2010 ENA Proceedings;120(8/7):abstract 378.

5	Fernandez G, Schally AV, Koru-Sengul T, et al. Long-term response in a patient with urothelial cancer (UC) treated with AEZS-108. J Clin Oncol 31, 2013 (suppl; abstr e15596)
6
Fernandez G, Vaughn DJ, Schally AV, et al. Phase 1 trial of zoptarelin doxorubicin (Zop-Dox) in advanced unresectable or metastatic urothelial carcinoma (UC) patients who failed platinum-based chemotherapy. J Clin Oncol 32, 2014 (suppl; abstr e15517)

[*] Confidential Treatment Requested

7
Fleming GF, Brunetto VL, Cella D, Look KY, Reid GC, Munkarah AR, Kline R, Burger RA, Goodman A, Burks RT. Phase III trial of doxorubicin plus cisplatin with or without paclitaxel plus filgrastim in advanced endometrial carcinoma: a Gynecologic Oncology Group Study. J Clin Oncol 2004;22(11):2159-66

8
Gordon AN, Fleagle JT, Guthrie D, Parkin DE, Gore ME, Lacave AJ. Recurrent epithelial ovarian carcinoma: a randomized phase III study of pegylated liposomal doxorubicin versus topotecan. J Clin Oncol 2001;19:3312-22

9
Liu SV, Schally AV, Dorff TB, Tsao-Wei D, Groshen S, Hawes D, Xiong S, Quinn D, Tai YC, Block N, Engel J, Pinski J. A Phase I Trial of AEZS-108 (AN-152) in castrationand taxane- resistant prostate cancer. (ASCO GU 2012). J Clin Oncol 30, 2012 (suppl; abstr e15153)

10	Pinski J, Schally AV, Tsao-Wei, et. Al. A phase I dose-escalation trial of AEZS-108 in taxane- and castration-resistant prostate cancer (CRPC). J Clin Oncol 31, 2013 (suppl; abstr 5062)
11	Temkin SM, Fleming G. Current treatment of metastatic endometrial cancer. Cancer Control 2009;16:38-45

[*] Confidential Treatment Requested

2.    Additional Documentation

2.1	Regulatory Dossiers
Ref. No.	Title
01	[*][Exclusion of confidential technical information]
02	[*][Exclusion of confidential technical information]
03	[*][Exclusion of confidential technical information]
04	[*][Exclusion of confidential technical information]
05	[*][Exclusion of confidential technical information]
06	[*][Exclusion of confidential technical information]
07	[*][Exclusion of confidential technical information]
08	[*][Exclusion of confidential technical information]
09	[*][Exclusion of confidential technical information]
10	[*][Exclusion of confidential technical information]
11	[*][Exclusion of confidential technical information]
12	[*][Exclusion of confidential technical information]
13	[*][Exclusion of confidential technical information]

2.2	Clinical Safety Data
Ref. No.	Title
01	[*][Exclusion of confidential technical information]
02	[*][Exclusion of confidential technical information]
03	[*][Exclusion of confidential technical information]
04	[*][Exclusion of confidential technical information]

2.3	Clinical Development
Ref. No.	Title
Ongoing Studies
Study AEZS-108-050 Endometrial Cancer (ZoptEC)
01	[*][Exclusion of confidential technical information]
02	[*][Exclusion of confidential technical information]
03	[*][Exclusion of confidential technical information]
04	[*][Exclusion of confidential technical information]
05	[*][Exclusion of confidential technical information]
06	[*][Exclusion of confidential technical information]
07	[*][Exclusion of confidential technical information]
08	[*][Exclusion of confidential technical information]
09	[*][Exclusion of confidential technical information]
10	[*][Exclusion of confidential technical information]
Study AEZS-108 4P-09-9 Prostate Cancer (Dr. Pinski)
01	[*][Exclusion of confidential technical information]
02	[*][Exclusion of confidential technical information]
03	[*][Exclusion of confidential technical information]

[*] Confidential Treatment Requested

04	[*][Exclusion of confidential technical information]
05	[*][Exclusion of confidential technical information]
06	Poster ASCO 2013
07	Poster ASCO 2012
08	Poster ESMO 2011

Closed Studies
Study AEZS-108-046 Bladder Cancer (Dr. Fernandez)
01	[*][Exclusion of confidential technical information]
02	[*][Exclusion of confidential technical information]
Study AEZS-108-049 Triple Negative Breast Cancer (Dr. Buchholz)
01	[*][Exclusion of confidential technical information]
Study AEZS-108 Pancreas Cancer (Dr. Rocha-Lima)
01	[*][Exclusion of confidential technical information]

2.4	Preclinical Development
Ongoing nonclinical studies
01	[*][Exclusion of confidential technical information]
02	[*][Exclusion of confidential technical information]
03	[*][Exclusion of confidential technical information]
04	[*][Exclusion of confidential technical information]
Planned nonclinical studies
01	[*][Exclusion of confidential technical information]
02	[*][Exclusion of confidential technical information]

2.5	Patent information
01	[*][Exclusion of confidential technical information]
02	Patent ZL96198605.0 - patent text
03	[*][Exclusion of confidential technical information]
04	Patent HK 1017363 - patent text
05	AEZS-108, Priority application
06	[*][Exclusion of confidential technical information]
3rd Party Patents and Patent Applications
01	WO 2013/063275, Corning Inc., New York, USA

2.6	Literature File
01	File of the complete AEZS-108 literature according to SciFinder research - Status Oct 31, 2014

2.7	Additonal Manufacturing Technology
Drug Substance
01	[*][Exclusion of confidential technical information]
02	[*][Exclusion of confidential technical information]

[*] Confidential Treatment Requested

03	[*][Exclusion of confidential technical information]
04	[*][Exclusion of confidential technical information]

[*] Confidential Treatment Requested

EXHIBIT B - LICENSED PATENTS

Title:	"Targeted cytotoxic anthracycline analogs"

Owner:	Administrators of the Tulane Educational Fund

Licensee:	AEZS

Internal No.:	950154 PH

Internal_No	Country	Application_No	Application_Date	Patent_No	Granted_Date	Expiry_Date
CN-PCT 950154 PH	China (PRC)	96198605.0	14.11.1996	ZL96198605.0	04.02.2004	14.11.2016
HK 950154 PH	Hong Kong	99102273.6	24.05.1999	HK 1017363	29.10.2004	14.11.2016

[*] Confidential Treatment Requested

EXHIBIT C - DEVELOPMENT PLAN

Activity    Duration    Start    End
[*] [Exclusion of competitive sensitive information]

[*] Confidential Treatment Requested

EXHIBIT D - LICENSED COMPOUNDS

Zoptarelin doxorubicin triacetate

INN: Zoptarelin doxorubicin (free base)
CAS-Number: 139570-93-7 (free base)
Company Code: AEZS-108
Additional Codes: AN-152, ZEN-008, D-81858, D-26230

Chemical Name:
5-oxo-L-prolyl-L-histidyl-l-tryptophyl-L-seryl-L-tyrosyl-N6-[5-(2-{(2S,4S)-4-[(3amino-2,3,6- trideoxy-á-L-lyxo-hexopyranosyl)oxyl]-2,5,12-trihydroxy-7-methoxy-6,11-dioxo- 1,2,3,4,6,11-hexahydrotetracen-2-yl}-2-oxoethoxy)-5-oxopentanoyl]-D-lysine-L-leucyl-L- arginyl-L-prolylglycinamide

Formula:

Code		Formula	M.W.	Salt form
AEZS-108	D-81858	C97H129N19O32	2073.17	triacetate salt
		C91H117N19O26	1 893.01	free base
AN-152	D-26230	C93H118N19O28F3	2 007.04	mono TFA salt

Chemical Structure:

[*] Confidential Treatment Requested

EXHIBIT E - LICENSED PRODUCTS

Substance code:	AEZS-108	Substance name:	Zoptarelin doxorubicin
[*] [Exclusion of confidential technical information]
Report no.:	[*][Exclusion of confidential technical information]

Title:    [*][Exclusion of confidential technical information]
technical information]

1.	TEST PARAMETERS

TEST No.	TEST	SPECIFICATION
1.	DESCRIPTION
	Contents	[*][Exclusion of confidential technical information]
	Injection vial	[*][Exclusion of confidential technical information]

2.	IDENTITY
2.1.1	[*][Exclusion of confidential technical information]	[*][Exclusion of confidential technical information]
	[*][Exclusion of confidential technical information]	[*][Exclusion of confidential technical information]
2.2	[*][Exclusion of confidential technical information]	[*][Exclusion of confidential technical information]

3.	PROPERTIES and PURITY
3.1	Uniformity of mass (Ph. Eur. 2.9.5)	[*][Exclusion of confidential technical information]
3.2	Average filling quantity	[*][Exclusion of confidential technical information]
3.3	Water content (KF)	[*] Exclusion of confidential technical information]
3.4	Particulate contamination: visible particles (Ph. Eur. 2.9.20)	[*][Exclusion of confidential technical information]
3.5	Clarity and degree of opalescence (Ph. Eur. 2.2.1)	[*][Exclusion of confidential technical information]
3.6	pH of the reconstituted solution (USP <791> ; Ph. Eur. 2.2.3)	[*][Exclusion of confidential technical information]
3.7	Particulate Matter in Injections (USP <788> ; Ph. Eur. 2.9.19)	[*][Exclusion of confidential technical information]

[*] Confidential Treatment Requested

3.8	Time for reconstitution	[*][Exclusion of confidential technical information]
3.9	Peptide purity (HPLC)
[*][Exclusion of confidential technical information]
[*][Exclusion of confidential technical information]
[*][Exclusion of confidential technical information]
[*][Exclusion of confidential technical information]
[*][Exclusion of confidential technical information]
[*][Exclusion of confidential technical information]

[*][Exclusion of confidential technical information]
[*][Exclusion of confidential technical information]
[*][Exclusion of confidential technical information]
3.10	[*][Exclusion of confidential technical information]

4.	ASSAY (HPLC)
4.1	[*][Exclusion of confidential technical information]
4.2	[*][Exclusion of confidential technical information]

5.	STERILITY
	Sterility test (USP <71> ; Ph. Eur. 2.6.1 Membrane filtration)	Sterile

6.	Bacterial endotoxins test
	Test according to USP, Ph. Eur. Limulus Amoebocyte Lysate (USP <85>; Ph. Eur. 2.6.14, method C)	[*][Exclusion of confidential technical information]

2.	Correlation with the methods in the test procedure
[*][Exclusion of confidential technical information]

[*] Confidential Treatment Requested

EXHIBIT F - ONGOING CLINICAL TRIALS

1.	Study AEZS-108-050: Randomized controlled study comparing AEZS 108 with doxorubicin as second line therapy for locally advanced, recurrent or metastatic endometrial cancer

Sponsor:	Aeterna Zenatris

ClinTrial.gov:	NCT01767155

Lead Investigator:	David Scott Miller, M.D., F.A.C.O.G., F.A.C.S.
Fred F. Florence Bioinformation Center, #E6.102
UT Southwestern Medical Center
5323 Harry Hines Blvd.
Dallas, TX 75390, U.S.A.

2.	Protocol 4P-09-9: A Phase I/II Trial of AN-152 [AEZS-108] in Castration- and Taxane-Resistant Prostate Cancer

Sponsor = Investigator:	Jacek Pinski, M.D., Ph.D.

ClinTrial.gov:	NCT01240629
USC-Norris Comprehensive Cancer Center
1441 Eastlake Avenue
Los Angeles, CA 90033

[*] Confidential Treatment Requested